1ST FLOYD BANKSHARES, INC.
                               MERGER PROPOSED

Dear Shareholder:

     The Boards of Directors of United Community Banks, Inc. and 1st Floyd Bankshares, Inc. have agreed on a merger transaction which will result in the combination of Floyd and United.

     If Floyd shareholders approve the merger, Floyd will be merged into United, and Floyd shareholders will receive .8477 shares of United common stock for each share of Floyd common stock they own. Based upon 745,400 shares of Floyd currently outstanding, United expects to issue 631,875 shares of its common stock in connection with the merger.

     AFTER CAREFUL CONSIDERATION, THE BOARD OF DIRECTORS OF FLOYD HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF FLOYD'S
SHAREHOLDERS, AND UNANIMOUSLY RECOMMENDS VOTING FOR APPROVAL OF THE MERGER AGREEMENT AND THE TRANSACTIONS PROVIDED FOR IN THE MERGER
AGREEMENT.

     The Floyd Board of Directors has scheduled a special meeting for Floyd shareholders to vote on the merger agreement. Whether or not you plan to attend the shareholder meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the transaction. If you do not return your card, the effect will be a vote against the merger. If your shares are held by a broker in "street name," you must instruct your broker in order to vote.

     The date, time and place of the special meeting are as follows:


                       Thursday, August 26, 1999
                               6:00 p.m.
                               The Forum
                           2 Government Plaza
                             Rome, Georgia

     The document accompanying this letter contains additional information regarding the merger agreement, the proposed merger and the two companies. WE ENCOURAGE YOU TO READ THIS ENTIRE DOCUMENT CAREFULLY, INCLUDING A DISCUSSION OF THE "RISK FACTORS" BEGINNING ON PAGE 6.

     The Floyd Board of Directors strongly supports this strategic combination between United and Floyd, and appreciates your prompt attention to this very important matter.

                                   Sincerely,

                                   ________________________________
                                   Ronald J. Wallace
                                   President and Chief Executive Officer


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. SHARES OF THE COMMON STOCK OF UNITED COMMUNITY BANKS, INC. ARE EQUITY SECURITIES AND ARE NOT SAVINGS ACCOUNTS OR DEPOSITS. INVESTMENT IN SHARES OF UNITED COMMON STOCK IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

  The date of this proxy statement/prospectus is July 29, 1999, and it is expected to be first mailed to Floyd shareholders on or about August 3, 1999.

                      1ST FLOYD BANKSHARES, INC.
                          307 East 2nd Avenue
                       Rome, Georgia  30162-6005
         _____________________________________________________

               NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                    TO BE HELD August 26, 1999
         _____________________________________________________

       A special meeting of shareholders of 1st Floyd Bankshares, Inc. will be held on Thursday, August 26, 1999, at 6:00 p.m., at the Forum, 2 Government Plaza, Rome, Georgia, for the following purposes:

       (1) To vote on an Agreement and Plan of Merger and related matters, pursuant to which 1st Floyd Bankshares, Inc., a Georgia corporation, will merge with and into United Community Banks, Inc., a Georgia corporation, as more particularly described in the enclosed proxy statement; and

       (2) To transact other business as may properly come before the special meeting or any adjournments of the meeting.

       In connection with the merger, each shareholder of Floyd will be entitled to receive .8477 shares of common stock of United for each share of Floyd common stock outstanding on the effective date of the merger, and will receive a cash payment for any fractional shares in an amount equal to the fraction multiplied by $37.75.

       If the merger is completed, Floyd shareholders who dissent will be entitled to be paid the "fair value" of their shares in cash, if they follow certain statutory provisions regarding the rights of dissenting shareholders, all as more fully explained under "The Proposed Merger - Rights of Dissenting Shareholders" and in Appendix B to the attached proxy statement.
       Only shareholders of record of Floyd common stock at the close of business on July 26, 1999 will be entitled to notice of and to vote at the special meeting or any adjournments thereof.

     A form of proxy and a proxy statement are enclosed. The approval of the merger requires the approval of the holders of at least a majority of the Floyd stock entitled to vote at the special meeting. To assure representation at the special meeting, you are requested to sign, date and return the proxy promptly in the enclosed, stamped envelope. If you attend the special meeting, you may revoke your proxy at that time simply by requesting the right to vote in person. You may withdraw a previously submitted proxy by notifying Kenneth Guice, Secretary, in writing or by submitting an executed, later-dated proxy to Floyd: 307 East 2nd Avenue, Rome, Georgia 30162-6005,
Attention: Kenneth Guice, Secretary, prior to the special meeting or by appearing at the special meeting and requesting the right to vote in person. If you properly sign and return the proxy and do not revoke it, it will be voted at the special meeting in the manner that you specify in the proxy.

                                     By Order of the Board of Directors,

                                     ___________________________________
                                     Kenneth Guice
                                     Secretary
August 3, 1999
Rome, Georgia

                                    TABLE OF CONTENTS

                                                                                     Page
WHERE YOU CAN FIND MORE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . iii

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE . . . . . . . . . . . . . . . . . . . iii

A WARNING ABOUT FORWARD LOOKING STATEMENTS  . . . . . . . . . . . . . . . . . . . . . iv

QUESTIONS AND ANSWERS ABOUT THE MERGER  . . . . . . . . . . . . . . . . . . . . . . .  v

SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
       Who are the Companies  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
       What are the Main Terms of the Merger  . . . . . . . . . . . . . . . . . . . .  2
       The Special Meeting of Shareholders  . . . . . . . . . . . . . . . . . . . . .  2
       Record Date  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
       Vote Required  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
       Fairness Opinion . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3
       Conditions, Termination and Effective Date . . . . . . . . . . . . . . . . . .  3
       Rights of Dissenting Shareholders  . . . . . . . . . . . . . . . . . . . . . .  3
       Federal Income Tax Consequences  . . . . . . . . . . . . . . . . . . . . . . .  3
       Accounting Treatment . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4
       Markets for Capital Stock  . . . . . . . . . . . . . . . . . . . . . . . . . .  4
       Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4
       There are Some Differences in Shareholders' Rights Between Floyd and United  .  5
       Interests of Directors and Officers of Floyd in the Merger . . . . . . . . . .  5
       Recent Developments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5

RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6

COMPARATIVE SHARE DATA  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8

SUMMARY CONSOLIDATED FINANCIAL INFORMATION  . . . . . . . . . . . . . . . . . . . . .  9

SELECTED PRO FORMA FINANCIAL DATA . . . . . . . . . . . . . . . . . . . . . . . . . . 12

PRO FORMA CONSOLIDATED FINANCIAL INFORMATION  . . . . . . . . . . . . . . . . . . . . 13

THE PROPOSED MERGER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20
       Background of and Reasons for the Merger . . . . . . . . . . . . . . . . . . . 20
       The Agreement and Plan of Reorganization and the Agreement and Plan of Merger  23
       Required Shareholder Approval  . . . . . . . . . . . . . . . . . . . . . . . . 25
       Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 25
       Fairness Opinion . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 26

                                            -i-

       Conduct of Business of Floyd Pending Closing . . . . . . . . . . . . . . . . . 30
       Interest of Management in the Transaction; Conduct of Business
          After the Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 31
       Effect of the Merger on Floyd Shareholders and Comparison of the
            Securities of Floyd and United  . . . . . . . . . . . . . . . . . . . . . 32
       Accounting Treatment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 33
       Resales of United Stock by Directors and Officers of Floyd . . . . . . . . . . 34
       Regulatory Approvals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 34
       Rights of Dissenting Shareholders  . . . . . . . . . . . . . . . . . . . . . . 34
       Material Federal Income Tax Consequences of the Merger
            and Opinion of Tax Counsel  . . . . . . . . . . . . . . . . . . . . . . . 36

INFORMATION ABOUT 1ST FLOYD BANKSHARES, INC.  . . . . . . . . . . . . . . . . . . . . 38
       Description of Business  . . . . . . . . . . . . . . . . . . . . . . . . . . . 38
       Competition  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 38
       Voting Securities and Principal Shareholders . . . . . . . . . . . . . . . . . 38

       Management's Discussion and Analysis of Financial Condition
           and Results of Operations  . . . . . . . . . . . . . . . . . . . . . . . . 39

INFORMATION ABOUT UNITED COMMUNITY BANKS, INC.  . . . . . . . . . . . . . . . . . . . 57
       Description of Business  . . . . . . . . . . . . . . . . . . . . . . . . . . . 57
       Recent Developments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 57
       Description of Securities  . . . . . . . . . . . . . . . . . . . . . . . . . . 58

LEGAL OPINIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 60

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 60

OTHER MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 60


INDEX TO FLOYD FINANCIAL DATA . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-1

APPENDICES
   Agreement and Plan of Merger   . . . . . . . . . . . . . . . . . . . . . . . . .  Appendix A
   Georgia Dissenters' Rights Statutes (O.C.G.A. Section 14-2-1301 et seq.)   . . . .Appendix B
   Opinion of First Capital Group, L.L.C.   . . . . . . . . . . . . . . . . . . . .  Appendix C

                  WHERE YOU CAN FIND MORE INFORMATION

          United is subject to the information requirements of the Securities Exchange Act of 1934, which means that United is required to file reports, proxy statements and other information at the Public Reference Section of the Securities and Exchange Commission at Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549. You may also obtain copies of the reports, proxy statements and other information from the Public Reference Section of the Commission, Washington, D.C. 20549, at prescribed rates, by calling 1-800-SEC-0330. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements, registration statements and other information regarding registrants that file electronically with the Commission through the EDGAR system.

          United filed a registration statement on Form S-4 to register with the Commission the United common stock to be issued to you and the other Floyd shareholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of United in addition to being a proxy statement of Floyd for a special meeting of Floyd stockholders to be held on August 26, 1999, as described herein. As allowed by the Commission's rules, this proxy statement/prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. This proxy statement/ prospectus summarizes some of the documents that are exhibits to the registration statement, and you should refer to the exhibits for a more complete description of the matters covered by those documents.

            INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          This document incorporates important business and financial information about United which is not included in or delivered with this proxy statement/prospectus. The following documents previously filed by United under the Securities Exchange Act of 1934 are incorporated by reference into this proxy statement/prospectus:

          (a) United's annual report on Form 10-K for the fiscal year ended December 31, 1998;

          (b) All other reports filed by United pursuant to sections 13(a) or 15(d) of the Exchange Act since December 31, 1998, prior to the date the merger is completed.

          This proxy statement/prospectus also incorporates by reference the Agreement and Plan of Reorganization, dated as of June 3, 1999, between United and Floyd, and the Agreement and Plan of Merger, dated as of June 3, 1999, between Floyd and United, both of which were filed with the Securities and Exchange Commission on July 14, 1999 as exhibits to United's registration statement on Form S-4, Commission File no. 333-83113. Although the Agreement and Plan of Reorganization is not included in this proxy statement/prospectus, you can obtain without charge a copy of that agreement, other than attached exhibits, by writing Chris Bledsoe, Chief Financial Officer, United Community Banks, Inc., P.O. Box 398, 59 Highway 515, Blairsville, Georgia 30512. You may also request a copy by telephone at (706) 745-2151. IN ORDER TO ASSURE TIMELY DELIVERY, YOU MUST MAKE A REQUEST BY AUGUST 19, 1999.

              A WARNING ABOUT FORWARD LOOKING STATEMENTS

          We have made forward-looking statements in this document (and in other documents that we refer to in this document) that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of United's and Floyd's management, and on information currently available to those members of management. Forward-looking statements include the information concerning possible or assumed future results of operations of United after the proposed merger. Factors that could cause actual results to differ from results discussed in forward-looking statements include:

     1. economic conditions (both generally and in the markets where United operates);

     2. competition from other companies which provide financial services similar to those offered by United;

     3.   government regulation and legislation;

     4.   changes in interest rates;

     5. unexpected changes in the financial stability and liquidity of United's credit customers; and

     6. unexpected complications related to the Year 2000 issues for United and its suppliers, customers and governmental agencies.

          We believe these forward-looking statements are reasonable; however, you should not place undue reliance on these forward-looking statements, which are based on current expectations. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and shareholder values of United following completion of the merger may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond United's ability to control or predict. For those statements, United claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

                             QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:       What will I receive in the merger?                 Q:     What should I do now?

A:       Floyd shareholders will receive .8477              A:     Just indicate on your proxy card
shares of United common stock in exchange for each          how you want to vote, and sign and mail it
share of Floyd common stock they hold.                      in the enclosed envelope as soon as
                                                            possible, so that your shares will be
        United will not issue fractional shares in          represented at your meeting.
the merger.  Instead, Floyd shareholders will
receive a cash payment, without interest, for the                If you sign and send in your proxy
value of any fraction of a share of United Common           and do not indicate how you want to vote,
Stock that they would otherwise be entitled to              your proxy will be voted in favor of the
receive based upon $37.75 a share of United common          proposal to approve and adopt the merger
stock.                                                      agreement.

For example:                                                     The special meeting will take place
                                                            at 6:00 p.m. on Thursday, August 26, 1999,
        If you own 100 shares of Floyd common               at the Forum, 2 Government Plaza, Rome,
the meeting and vote your shares in person,                 Georgia.  You may attend rather than
stock, then after the merger you will receive 84            voting by proxy.  In addition, you may
shares of United Common Stock and a check for .77           withdraw your proxy up to and including
x $37.75, or $29.07.                                        the day of your shareholders meeting by
                                                            notifying Kenneth Guice, Secretary
Q:     What am I being asked to vote upon?                  of Floyd in writing, or by submitting an executed
                                                            later-dated proxy to Floyd at 307 East 2nd Avenue,
A:     You are being asked to approve the merger            Rome, Georgia 30162-6005, Attention Kenneth Guice,
agreement which provides for the merger of Floyd            Secretary, prior to the special meeting.  You
into United.  Approval of the proposal requires             may also attend your shareholders' meeting and
the affirmative vote of more than 50% of the                vote in person.
outstanding shares of Floyd common stock.
                                                            Q:     What risks should I consider?
       The Floyd Board of Directors has
unanimously approved and adopted the merger                 A:     You should review the "Risk
agreement and recomments voting FOR approval of             Factors" beginning on page 6.
the merger agreement.
                                                                 You should also review the factors
                                                            considered by each company's Board of
                                                            Directors.  See "The Proposed Merger -
                                                            Background of and Reasons for the
                                                            Merger" (page 20).

                                                -v-

Q:     When is the merger expected to be                    Q:  If my shares are held in "street
completed?                                                  name" by my broker, will my broker
                                                            vote my shares for me?
A:  We are working to complete the
merger during the third quarter of 1999.                    A:  Your broker will vote your shares
                                                            of Floyd common stock only if yoy provide
Q:     What are the tax consequences of                     insructions on how to vote.  You should
the merger to me?                                           instruct your broker how to vote your
                                                            shares, following the directions your broker
A:     We expect that the exchange of                       provides.  If you do not provide insructions
shares by Floyd shareholders generally will                 to your broker, your shares will not be voted,
and this be tax-free to Floyd shareholders for U.S.         and this will have the effect of voting against
federal income tax purposes.  Floyd                         the merger.
shareholders will, however, have to pay
taxes on cash received for fractional shares.               Q:   Should I send in my stock certificates now?
To review the tax consequences to Floyd
shareholders in greater detail, see page 36.                A:   No.  After the merger is completed, we
                                                            will send you written instructions for exchanging
     Your tax consequences will depend                      your Floyd common stock certificates for United
on your personal situation.  You should                     common stock certificates.
consult your tax adviser for a full
understanding of the tax consequences of
the merger to you.



                                SUMMARY

   This summary highlights information from this document, and may not contain all of the information that is important to you as you consider the proposed merger and related matters. For a more complete description of the terms of the proposed merger, you should carefully read the entire document and the documents to which we have referred you. The Agreement and Plan of Merger, which is the legal document that governs the proposed merger, is attached as Appendix A to this document and is incorporated into this document.

Who are the Companies?

1st Floyd Bankshares, Inc.
307 East 2nd Avenue
Rome, Georgia 30162-6005
(706) 234-5800

          Floyd is a one-bank holding company based in Rome, Georgia. Floyd's subsidiary, 1st Floyd Bank ("Floyd Bank"), is a full-service commercial bank with its main office located in Rome, Georgia, and two branches located in Rome and Cave Spring, Georgia. Floyd Bank provides customary types of banking services such as checking accounts, savings accounts and time deposits. It also engages in commercial and consumer lending, makes secured and unsecured loans and provides other financial services. At March 31, 1999, Floyd had total consolidated assets of approximately $93.3 million, total consolidated deposits of approximately $73.6 million and total consolidated shareholders' equity of approximately $7.2 million.

United Community Banks, Inc.
59 Highway 515
Blairsville, Georgia 30512
(706) 745-2151.

          United is a registered bank holding company based in Blairsville, Georgia. All of United's activities are conducted through its wholly-owned subsidiaries, which are listed below:

     _    United Community Bank, Blairsville, Georgia

     _    Carolina Community Bank, Murphy, North Carolina, which
          United acquired in 1990

     _    Towns County Bank, Hiawassee, Georgia, which United acquired in 1992

     _    Peoples Bank, Blue Ridge, Georgia, which United acquired in 1992

     _    White County Bank, Cleveland, Georgia, which United acquired in 1995

     _ First Clayton Bank & Trust, Clayton, Georgia, which United acquired in 1997

     _ Bank of Adairsville, Adairsville, Georgia, which United acquired in March 1999

          United also operates two finance companies, United Family Finance Co., with offices in Blue Ridge and Hiawassee, Georgia, and United Family Finance Co. of North Carolina, with offices in Franklin and Murphy, North Carolina.

          At March 31, 1999, United had total consolidated assets of approximately $1.68 billion, total loans of approximately $1.08 billion, total deposits of approximately $1.24 billion and shareholders' equity of approximately $89.8 million.

WHAT ARE THE MAIN TERMS OF THE MERGER? (PAGE 23)

          If the merger is approved, Floyd will be merged with and into United, and United will remain as the surviving company and Floyd will become a subsidiary of United. As a result of the merger, you will receive 0.8477 shares of United's common stock for each share of Floyd stock which you own on the effective date of the merger. You will also receive a cash payment for any fractional shares in an amount equal to the fraction multiplied by $37.75.

THE SPECIAL MEETING OF SHAREHOLDERS (PAGE 25)

          The special meeting of Floyd will be held on Thursday, August 26, 1999, at 6:00 p.m., at the Forum, 2 Government Plaza, Rome, Georgia for the purpose of voting on the merger. At the meeting, you and the other Floyd shareholders will be asked to consider and vote on a proposal to approve and adopt the merger agreement. Shareholders of United are not required to approve the merger.

RECORD DATE (PAGE 25)

          You are entitled to vote at the Floyd meeting if you owned shares of Floyd common stock on July 26, 1999.

VOTE REQUIRED (PAGE 25)

          Approval by holders of a majority of the Floyd common stock outstanding on July 26, 1999 is required for the merger to be completed.

          Directors and executive officers of Floyd who have agreed to vote their shares of Floyd common stock in favor of the merger own or control 303,825 shares, or approximately 40.8%, of the outstanding shares of Floyd common stock (based on 745,400 shares outstanding).

FAIRNESS OPINION (PAGE 26)

          First Capital Group, L.L.C. has rendered an opinion to Floyd that, based upon and subject to the procedures, matters and limitations described in its opinion and other matters as it considered relevant, as of the date of its opinion, the terms of the merger are fair from a financial point of view to the shareholders of Floyd. First Capital Group L.L.C.'s opinion is attached as Appendix C to this Proxy Statement/Prospectus. Shareholders are encouraged to read the opinion.

CONDITIONS, TERMINATION AND EFFECTIVE DATE (PAGE 23)

          The merger will not occur unless certain conditions are met, and United or Floyd can terminate the merger if specified events occur or fail to occur. The merger must be approved by Floyd shareholders, and by the Board of Governors of the Federal Reserve System and the Department of Banking and Finance of the State of Georgia.

          The closing of the merger (the "Effective Date") will occur after the merger agreement is approved by Floyd's shareholders and after a certificate of merger is filed as required under Georgia law.

RIGHTS OF DISSENTING SHAREHOLDERS (PAGE 34)

          If the merger is completed, Floyd shareholders who dissent will be entitled to be paid the "fair value" of their shares in cash, if they follow certain statutory provisions regarding the rights of dissenting shareholders. Under the merger agreement, United may terminate the merger if the holders of ten percent, or more than 74,540 shares, of the outstanding shares of Floyd common stock choose to exercise their dissenter's rights.

FEDERAL INCOME TAX CONSEQUENCES (PAGE 36)

          Floyd has received an opinion from Kilpatrick Stockton LLP stating that, assuming that the merger is completed as currently anticipated, neither Floyd nor the shareholders of Floyd who receive United stock in connection with the merger will recognize any gain or loss for federal income tax purposes. We have not requested a ruling to that effect from the Internal Revenue Service. Any cash which you receive as payment for any fractional interests or as payment after exercising your right to dissent will be treated as amounts distributed in redemption of your Floyd common stock, and will be taxable under the Internal Revenue Code as either ordinary income or capital gain or loss, depending upon your particular circumstances.

ACCOUNTING TREATMENT (PAGE 33)

          We expect the merger to be accounted for as a pooling of interests, which means that we will treat Floyd and United as if they had always been combined for accounting and financial reporting purposes.

MARKETS FOR CAPITAL STOCK

          United's common stock is not currently traded on an established public market. From January 1, 1999 through May 31, 1999, management of United is aware of approximately 132 trades totaling 58,302 shares of United common stock, ranging from one share to a block of 4,136 shares, at prices ranging from $35.00 to $55.00 per share. Management of United is aware of approximately 435 trades of United common stock during 1998, ranging from one share to a block of 4,000 shares, at prices ranging from $25.00 to $50.00, and approximately 201 trades of United common stock during 1997, ranging from five shares to a block of 17,305 shares, at prices ranging from $20.00 to $32.00. In May 1997, United completed a sale of 300,000 shares of United common stock at a price of $22.00 per share. The last sales prices of United common stock known to United's management prior to announcement of the merger on June 4, 1999 was $40.00 per share, on May 24, 1999.

          Floyd's common stock is not traded on an established public trading market. From January 1, 1999 through May 31, 1999, management of Floyd is aware of eight trades totaling 4,411 shares of Floyd common stock, ranging from a block of 25 shares to a block of 1,000 shares, at prices ranging from $13.00 per share to $14.00 per share. Management of Floyd is aware of 12 trades of Floyd common stock during 1998, ranging from a block of 50 shares to a block of 650 shares with prices ranging from $12.00 to $13.00 per share, and 31 trades of Floyd common stock during 1997, ranging from a block of 100 shares to a block of 9,569 shares with prices ranging from $10.00 to $12.05 per share. In April 1998, Floyd completed a sale of 120,000 shares of Floyd common stock at a price of $13.00 per share. Substantially all offered shares were purchased by existing shareholders of Floyd. The last known sale of Floyd common stock known to management prior to the announcement of the merger on June 4, 1999 was $15.00 per share, on April 2, 1999. As of June 30, 1999, there were 411 holders of Floyd common stock.

DIVIDENDS

          United declared a cash dividend of $.05 per share in both the first and second quarters of 1999. United paid aggregate cash dividends of $.15 per share in 1998 and $.10 per share in 1997. For information with respect to cash dividends paid in each of the last five years, see "Summary Consolidated Financial Information." Although United intends to continue paying cash dividends, the amount and frequency of cash dividends will be determined by United's Board of Directors after consideration of earnings, capital requirements and the financial condition of United. Cash dividends may not be declared in the future. Additionally, United's ability to pay cash dividends will depend on cash dividends paid to it by its subsidiary banks. The ability of those subsidiaries to pay dividends to United is restricted by certain regulatory requirements.

          Floyd paid a per share cash dividend of $0.10 in each of 1998 and 1997, and a per share cash dividend of $0.05 in 1996. Floyd has not paid a dividend in 1999, and is prohibited under the merger agreement from paying dividends prior to the closing of the transaction.

          Whether the Floyd shareholders approve the merger agreement and regardless of whether the merger is completed, the future dividend policy of United and Floyd will depend upon each company's respective earnings, financial condition, appropriate legal restrictions and other factors relevant at the time the respective Boards of Directors considers whether to declare dividends.

THERE ARE SOME DIFFERENCES IN SHAREHOLDERS' RIGHTS BETWEEN FLOYD AND UNITED (PAGE 32)

          If the merger occurs, Floyd shareholders, whose rights are governed by Floyd's Articles of Incorporation and Bylaws, will automatically become United shareholders, and their rights as United shareholders will be governed by United's Articles of Incorporation and Bylaws. The rights of Floyd shareholders and United shareholders are different in certain ways.

INTERESTS OF DIRECTORS AND OFFICERS OF FLOYD IN THE MERGER (PAGE 31)

          One director and two executive officers of Floyd have interests in the merger as employees and/or directors that are different from, or in addition to, yours as a Floyd shareholder. The Floyd Board of Directors recognized these interests and determined that they did not adversely affect the benefits of the merger to the Floyd shareholders.

          If the merger takes place, we anticipate that one director of Floyd will be elected to serve on United's Board of Directors. In addition, upon completion of the merger, United will enter into employment agreements with Ronald Wallace, currently the President of Floyd, and with Bryan Kelley, currently the Vice President and Chief Financial Officer of Floyd. In addition, options held by existing officers and directors of Floyd will vest if Floyd shareholders approve the merger.

RECENT DEVELOPMENTS OF UNITED (PAGE 57)

          On March 15, 1999, United acquired Bank of Adairsville for $7.05 million in cash. In July 1998, a Delaware statutory business trust created by United issued $21 million of capital securities to institutional investors.

          You may review additional information on United in the booklet attached to this proxy statement/prospectus, which contains United's 1999 Proxy Statement/Annual Report and March 31, 1999 10-Q Quarterly Report.

                             RISK FACTORS

          You should carefully consider the risks described below before voting on the merger agreement. The risks set forth below are in addition to risks that apply to most businesses, which could also seriously harm the businesses of Floyd and United before or after the merger and are therefore not the only risks that may affect Floyd or United.

THERE IS A LIMITED MARKET FOR SHARES OF UNITED COMMON STOCK

          Historically, there has been only limited trading activity in United common stock. United is aware of 435 trades of United common stock in the year ended December 31, 1998. United does not anticipate that the merger will cause any significant change in the trading of United common stock. This means that you may not be able to sell the shares of United common stock which you receive in the merger at all, or at a price which you might otherwise be able to sell that stock if a more liquid market existed.

THE FINANCIAL INSTITUTION INDUSTRY IS VERY COMPETITIVE

          United competes directly with financial institutions that are well established. Many of United's competitors have significantly greater resources and lending limits than United. As a result of those greater resources, the larger financial institutions that United competes with may be able to provide a broader range of services to their customers than United. The long-term success of United will depend on the ability of United to compete successfully with other financial institutions in its service areas.

RISKS ASSOCIATED WITH UNITED'S YEAR 2000 ISSUES

          United uses computer systems and software that are affected by the Year 2000 issue. Many computer programs were originally designed to use two digits instead of four to identify a particular year. As a result, a computer program might recognize a date using
"00" as the year 1900 rather than 2000, which could cause system failures or miscalculations. United's operations could be adversely affected by Year 2000 issues, including the following potential effects:

          CREDIT RISK. United typically extends credit to borrowers based upon an evaluation of the borrower's ability to generate cash flows from operations sufficient to repay principal and interest, in addition to meeting the operating needs of the business. If one of United's business borrowers does not adequately prepare for the effect of technology issues related to the Year 2000, a Year 2000 failure could negatively affect its ability to repay its loan. For example, if a building supply store to which United grants a loan has computer accounting systems that fail to recognize the Year 2000 and are therefore unable to calculate and bill accounts receivable in January 2000, that failure would likely have a negative effect on the customer's cash flow and the customer's ability to repay its loan.

          LIQUIDITY RISK. United's primary business is banking, which involves taking deposits that are generally due on demand. Since United uses these deposits to fund loans and to purchase investment securities, a dramatic increase in deposit withdrawals because of Year 2000 problems could force United to sell its investments (possibly at a loss) in order to fund this higher level of withdrawals.

          TRANSACTION RISK. United's operations are subject to the risk that United will be unable to deliver its products or services in an acceptable manner due to Year 2000 problems. For example, United's computer system may be unable to properly bill customers for loan payments due and account for the payments when received, or United's customers may be unable to make deposits or withdrawals at an automated teller machine.

                        COMPARATIVE SHARE DATA

          The following table shows selected comparative unaudited per share data for United on a historical basis, for Floyd on a historical basis, for United and Floyd on a pro forma basis assuming the merger had been effective for the periods indicated, and for Floyd on a pro forma equivalent basis. The merger will be accounted for as a "pooling of interests" transaction in accordance with generally accepted accounting principles.

          Equivalent earnings per share amounts for Floyd have been calculated by multiplying the pro forma combined earnings per share by the exchange ratio (.8477 shares of the United common stock for each share of Floyd common stock). The Floyd pro forma equivalent cash dividends per common share represent historical dividends declared by United multiplied by the applicable exchange ratio. The purpose of the pro forma equivalent per-share amounts is for informational purposes only to show the pro forma net earnings that would have been earned for each share of Floyd had the merger been completed for the periods indicated. This data should be read together with the historical financial statements of Floyd and United, including the respective notes thereto included elsewhere in this proxy statement/prospectus.

                                                    As of and For the
                                                    Three Months Ended           As of the Year Ended
                                                      March 31, 1999                   December 31,
                                                      ---------------                  ------------

                                                                         1998         1997          1996
                                                                         ----         ----          ----
Net earnings per common share
    United Historical                             0.42                   1.64          1.47          1.29
    Floyd Historical                              0.28                   0.91          0.53          0.23
    United and Floyd Pro Forma Combined (a)       0.41                   1.60          1.42          1.22
    Floyd Pro Forma Equivalent (b)                0.35                   1.36          1.20          1.03

Cash Dividends Per Common Share
    United Historical                             0.05                   0.15          0.10          0.10
    Floyd Historical                              -                      0.10          0.10          0.05
    United and Floyd Pro Forma Combined (a) (c)   0.05                   0.15          0.10          0.10
    Floyd Pro Forma Equivalent (d)                0.04                   0.13          0.08          0.08

Book Value Per Common Share (Period End)
    United Historical                             12.14                 11.73         10.17          8.14
    Floyd Historical                              10.03                  9.84          8.29          7.80
    United and Floyd Pro Forma Combined (a)       12.12                 11.72         10.15          8.22
    Floyd Pro Forma Equivalent (b)                10.27                  9.94          8.60          6.97

(a)  Computed giving effect to the merger.
(b)  Computed based on the Floyd per share exchange ratio of .8477
(c)  Represents historical dividends paid by United, as it is
(d)  Represents historical dividends paid per share by United


                 SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     The following tables present certain selected historical financial information for United and Floyd. The data should be read in conjunction with the historical financial statements, including the notes thereto, and other financial information concerning United and Floyd incorporated by reference in or accompanying this proxy statement/prospectus. Interim unaudited data for the three months ended March 31, 1999 and 1998, of United and Floyd reflect, in the opinion of the respective management of United and Floyd, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of that data. Results for the three months ended March 31, 1999, are not necessarily indicative of results which may be expected for any other interim period or for the year as a whole.

                                                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                                                (Dollars in thousands, except per share amounts)

                                                 Three Months
                                                Ended March 31,                  As of and For the Year Ended December 31,
                                               1999        1998        1998       1997        1996        1995       1994
                                               ----        ----        ----       ----        ----        ----       ----
UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES

Income Statement
    Net interest income                    $   14,366      11,886     52,499      43,232      33,815      25,015     20,067
    Provision for loan losses                     890         498      2,372       2,634       1,597       1,116        998
    Noninterest income expense                  2,327       1,854      8,711       6,980       5,666       4,523      3,962
    Noninterest expense                        11,196       9,212     41,098      32,077      24,843      19,204     15,125
    Income taxes                                1,514       1,371      5,588       4,766       4,114       2,549      2,205
    Net income                             $    3,093       2,659     12,152      10,735       8,927       6,669      5,701
Per Common Share
    Net income - basic                     $     0.42        0.36       1.64        1.47        1.29        1.03       0.91
    Net income - diluted                         0.41        0.36       1.62        1.46        1.26        1.01       0.89
    Cash dividends declared                      0.05      0.0375       0.15        0.10        0.10        0.08       0.09
    Book value                             $    12.14       10.84      11.73       10.17        8.14        7.09       5.56
    Basic average shares outstanding            7,394       7,385      7,392       7,301       6,919       6,499      6,275
    Diluted average shares outstanding          7,644       7,596      7,618       7,488       7,110       6,685      6,454

Period End
    Loans                                  $1,075,811     847,826     999,871    823,324     634,574     474,857    354,521
    Earning assets                          1,543,770     956,109   1,386,977  1,049,159     824,476     659,548    458,446
    Assets                                  1,678,369   1,191,655   1,498,599  1,153,367     886,103     712,298    496,527
    Deposits                                1,244,918   1,034,818   1,163,124    977,079     773,300     637,832    427,998
    Stockholders' equity                   $   89,787      77,815     86,750      75,113      57,675      49,207     34,871
    Common shares outstanding                   7,394       7,385      7,394       7,385       7,085       6,945      6,275
Average Balances
    Loans                                  $1,029,565     835,718     899,957    733,551     545,449     423,953    332,793
    Earning assets                          1,453,345   1,083,587   1,181,635    960,346     723,994     565,523    429,152
    Assets                                  1,560,649   1,170,930   1,272,994  1,024,730     783,509     607,877    464,767
    Deposits                                1,193,178   1,020,474   1,077,605    894,200     695,391     538,518    408,645
Performance Ratios
    Return on average assets                    0.80%       0.93%      0.95%       1.05%       1.14%       1.10%      1.23%
    Return on average stockholders'             14.2%       14.2%     15.16%      16.18%      16.69%      15.84%     17.56%
    Average equity to average assets            5.67%       6.52%      6.30%       6.47%       6.82%       6.93%      6.98%
    Average loans to average deposits          86.29%      81.90%     83.51%      82.03%      78.44%      78.73%     81.44%

1ST FLOYD BANKSHARES, INC. AND SUBSIDIARY


Income Statement
    Net interest income                     $    1,068         782       3,711      2,486       1,646       1,061        682
    Provision for loan losses                       90          60         240        180         154          12          5
    Noninterest income                             152          78         418        220         200         175        131
    Noninterest expense                            804         625       2,866      1,986       1,498         961        726
    Income taxes                                   126          67         402        221          66          85         11
    Net income                                     200         108         621        319         128         178         71

Per Common Share
    Basic earnings                          $     0.28        0.18        0.91       0.53        0.23        0.36       0.18
    Diluted earnings                              0.27        0.18        0.88       0.52        0.23        0.36       0.18
    Cash dividends declared                        -           -          0.10       0.10        0.05        0.10       0.10
    Book value                              $    10.03        8.41        9.84       8.29        7.80        7.38       6.14
    Basic average shares outstanding               720         600         686        600         566         495        392
    Diluted average shares outstanding             737         609         703        609         566         495        392

At Period End
    Loans                                   $   66,291      52,901      61,294     49,175      27,671      14,403      7,054
    Earning assets                              86,459      70,647      87,420     59,203      36,884      24,234     18,713
    Assets                                      93,276      74,200      92,800     63,326      40,741      26,353     20,387
    Deposits                                    73,626      63,758      75,199     56,677      35,849      22,314     17,496
    Stockholders' equity                    $    7,218       5,047       7,086      4,973       4,682       3,919      2,817
    Common shares outstanding                      720         600         720        600         600         531        459


                                                                      -10-

Average Balances
    Loans                                   $   62,069      51,470      56,495     39,694      22,007      10,729      6,047
    Earning assets                              84,682      64,571      75,923     49,424      31,207      21,474     16,701
    Assets                                      91,963      68,930      82,309     53,248      34,173      23,370     18,555
    Deposits                                    74,413      60,218      67,820     45,442      29,454      19,905     15,921
    Stockholders' equity                    $    7,152       5,010       5,902      4,788       4,414       3,368      1,849

Performance Ratios
    Return on average assets                     0.87%       0.63%       0.75%      0.60%       0.37%       0.76%      0.38%
    Return on average stockholders'             11.19%       8.62%      10.52%      6.66%       2.90%       5.29%      3.84%
    Average equity to average assets             7.78%       7.27%       7.17%      8.99%      12.92%      14.41%      9.96%
    Average loans to average deposits           83.41%      85.47%      83.30%     87.35%      72.72%      53.90%     37.98%

                   SELECTED PRO FORMA FINANCIAL DATA

     The following unaudited pro forma financial data gives effect to the acquisition of Floyd as of the date or at the beginning of the period indicated, assuming the acquisition is accounted for as a pooling of interests. The pro forma balance sheet information has been prepared as if the acquisition had been completed on March 31, 1999. The pro forma operating data has been prepared as if the acquisition had been completed on January 1, 1996. The unaudited pro forma financial data is presented for informational purposes only and is not necessarily indicative of the combined financial position or results of operation which actually would have occurred if the transaction had been completed at the date and for the periods indicated or which may be obtained in the future.

                                                        SELECTED PRO FORMA FINANCIAL DATA
                                                (Dollars in thousands, except per share amounts)

                                       As of and For the                       For The Year Ended
                                 Three Months Ended March 31,                     December 31,
                                 ----------------------------         -------------------------------------
                                     1999             1998            1998            1997             1996
                                     ----             ----            ----            ----             ----
 Balance Sheet Data
  Total assets                    $  1,771,645         -                -               -               -
  Federal funds sold                     8,455         -                -               -               -
  Investment securities                473,699         -                -               -               -
  Loans held for sale                    5,480         -                -               -               -
  Loans, net of allowance for        1,126,705         -                -               -               -

  loan losses
  Deposits                           1,318,544         -                -               -               -
  Other borrowings                     230,573         -                -               -               -
  Trust preferred securities            21,000
  Long-term debt                        15,737         -                -               -               -
  Stockholders' equity            $     97,005         -                -               -               -
                                                       -
 Earnings Data
  Interest income                 $     32,829           26,516         116,214          94,188           70,695
  Interest expense                      17,395           13,848          60,004          48,470           35,234
  Net interest income                   15,434           12,668          56,210          45,718           35,461
  Provision for loan losses                980              558           2,612           2,814            1,751
  Non-interest income                    2,479            1,932           9,129           7,200            5,866
  Non-interest expense                  12,000            9,837          43,964          34,063           26,341
  Income taxes                           1,640            1,438           5,990           4,987            4,180
  Net income                             3,293            2,767          12,773          11,054            9,055
  Basic earnings per share                0.41             0.35            1.60            1.42             1.22
  Diluted earnings per share              0.40             0.35            1.58            1.40             1.20
  Cash dividends per share        $     0.0462           0.0351          0.1477          0.1012           0.0973

             PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The following unaudited pro forma consolidated balance sheet as of March 31, 1999, and the unaudited pro forma consolidated statements of income for the three months ended March 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1998, combine the historical financial statements of United with Floyd after giving effect to the merger using the pooling of interests method of accounting. Pro forma adjustments to the balance sheet are computed as if the transaction occurred at March 31, 1999, while the pro forma adjustments to the statements of earnings are computed as if the transaction occurred on January 1, 1996, the earliest period presented. In addition, the following financial statements do not reflect any anticipated cost savings, which may be realized by United after completion of the merger.

     The pro forma information is not intended to represent what
United's and Floyd's combined results of operations actually would have been if the merger had occurred on January 1, 1996.

     The information has been prepared assuming that the merger will be accounted for under the pooling of interests accounting method and is based on the historical consolidated financial statements of United and Floyd.

     On March 15, 1999, United completed the acquisition of Adairsville Bancshares, Inc. This acquisition was accounted for as a purchase and, accordingly, the financial results of Adairsville are not reflected in the historical income statements of United. As of March 31, 1999, Adairsville had approximately $35.6 million of total assets and $3.9 million of total equity, which are reflected in the United balance sheet as of March 31, 1999. United recorded a goodwill asset in conjunction with this acquisition of approximately $3.2 million that will be recognized through charges to expense over a term of 15 years.

     In the merger, United will exchange 0.8477 of a share of United common stock for each share of Floyd common stock. Floyd had 720,000 shares of common stock outstanding at March 31, 1999, which will be exchanged for approximately 610,344 shares of United common stock.

     In connection with the merger, United and Floyd expect to incur pre-tax merger related charges of approximately $1.5 million. These charges are expected to include approximately $625,000 of severance and change in control related payments, $375,000 of occupancy related charges (equipment write-offs and contract terminations) and $275,000 of merger-related professional fees (investment banking, accounting and legal), and $225,000 in other merger costs.

     These amounts and the related tax effects have not been reflected in the unaudited pro forma consolidated financial information because they will not have a material impact on the shareholders' equity of the combined company and are not expected to have a continuing impact on the operations of the combined company.

                                        UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
                                        Unaudited Pro Forma Consolidated Balance Sheet
                                                       March 31, 1999
                                                        (in thousands)

                                                           Historical    Historical                     Pro Forma
                                                             United         Floyd       Adjustments    Consolidated
                                                           ----------    ----------     -----------    ------------
  ASSETS
  Cash and due from banks                              $     65,416          3,447                        68,863
  Federal funds sold                                          8,455           -                            8,455
      Cash and cash equivalents                              73,871          3,447              -         77,318
                                                       ------------       --------         ---------  ----------
  Securities available for sale                             454,024         19,675                       473,699
  Mortgage loans held for sale                                5,480           -                            5,480
  Loans, net of unearned income                           1,075,811         66,291                     1,142,102
         Less: Allowance for loan                           (14,588)          (809)                      (15,397)
                                                       ------------       --------         ---------  ----------
              Loans, net                               $  1,061,223         65,482              -      1,126,705

  Premises and equipment, net                                42,219          2,749                        44,968
  Accrued interest receivable                                14,108            641                        14,749
  Other assets                                               27,444          1,282                        28,726
                                                       ------------       --------         ---------  ----------
               Total assets                            $  1,678,369         93,276              -      1,771,645
                                                       ============       ========         =========  ==========
 LIABILITIES AND STOCKHOLDERS' EQUITY
  Deposits:
      Demand                                           $    159,103          9,831                       168,934
      Interest bearing demand                               302,231         26,373                       310,166
      Savings                                                66,728          1,952                        87,118
      Time                                                  716,856         35,470                       752,326
                                                       ------------       --------         ---------  ----------
          Total deposits                                  1,244,918         73,626              -      1,318,544

  Accrued expenses and other liabilities                     10,495            482                        10,977
  Federal funds purchased and repurchase agreements          77,809            950                        78,759
  Federal Home Loan Bank advances                           218,623         11,000                       229,623
  Long-term debt and other borrowings                        12,237                                       12,237
  Convertible subordinated debentures                         3,500           -                            3,500
  Guaranteed preferred beneficial interests in
          company's junior subordinated debentures
          (Trust Preferred Securities)                       21,000           -                           21,000
                                                       ------------       --------         ---------  ----------
          Total liabilities                               1,588,582         86,058              -      1,674,640
                                                       ------------       --------         ---------  ----------
  Stockholders' equity:

      Preferred stock                                             -           -                                -
      Common stock                                            7,394            720           (720)         8,004
                                                                                              610
      Capital surplus                                        24,808                                       24,808
      Retained earnings                                      55,964          6,543         (6,543)        62,617
                                                                                            6,653
      Accumulated other comprehensive income                  1,621            (45)                        1,576
                                                       ------------       --------         ---------  ----------
          Total stockholders' equity                         89,787          7,218              0         97,005
                                                       ------------       --------         ---------  ----------

          Total liabilities and stockholders' equity   $  1,678,369         93,276              0      1,771,645
                                                       ============       ========         =========  ==========

 Outstanding common shares                                7,393,605        720,000                     8,003,949
 Book value per common share                           $      12.14          10.03                         12.12

                                     UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
                                  Unaudited Pro Forma Consolidated Statements of Income
                                       For the Three Months Ended March 31, 1999
                                           In thousands, except per share data

                                                           Historical    Historical                     Pro Forma
                                                             United         Floyd       Adjustments    Consolidated
                                                           ----------    ----------     -----------    ------------
 Interest income                                       $     30,912          1,917                        32,829
 Interest expense                                            16,546            849                        17,395
                                                       ------------       --------         ---------  ----------
       Net interest income                                   14,366          1,068            -           15,434

 Provision for loan losses                                      890             90                           980
                                                        ------------       --------         ---------  ----------
 Net interest income after provision for loan losses         13,476            978            -           14,454

 Non-interest income                                          2,327            152                         2,479
 Non-interest expense                                        11,196            804                        12,000
                                                        ------------       --------         ---------  ----------
        Income before income taxes                            4,607            326            -            4,933

 Income taxes                                                 1,514            126            -            1,640
                                                       ------------       --------         ---------  ----------
         Net income                                    $      3,093            200            -            3,293
                                                       ============       ========         =========  ==========

 Basic earnings per share                              $      0.42            0.28                         0.41
 Diluted earnings per share                            $      0.41            0.27                         0.40

 Basic average shares outstanding                            7,394             720                        8,004
 Diluted average shares outstanding                          7,644             737                        8,269

                                                       -15-

                                     UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
                                  Unaudited Pro Forma Consolidated Statements of Income
                                       For the Three Months Ended March 31, 1998
                                           In thousands, except per share data

                                                           Historical    Historical                     Pro Forma
                                                             United         Floyd       Adjustments    Consolidated
                                                           ----------    ----------     -----------    ------------
 Interest income                                       $     25,014        1,502               -          26,516
 Interest expense                                            13,128          720               -          13,848
                                                       ------------       ------           ---------  ----------
        Net interest income                                  11,886          782               -          12,668
                                                       ------------       ------           ---------  ----------

 Provision for loan losses                                      498           60               -             558

 Net interest income after provision for loan losses         11,388          722               -          12,110

 Non-interest income                                          1,854           78               -           1,932
 Non-interest expense                                         9,212          625               -           9,837
                                                       ------------       ------           ---------  ----------
        Income before income taxes                            4,030          175               -           4,205

 Income taxes                                                 1,371           67                 0         1,438
                                                       ------------       ------           ---------  ----------
         Net income                                    $      2,659          108                 0         2,767
                                                       ============       ======           =========  ==========

 Basic earnings per share                              $       0.36         0.18                            0.35
 Diluted earnings per share                            $       0.36         0.18                            0.35

 Basic average shares outstanding                             7,385          600                           7,894
 Diluted average shares outstanding                           7,596          609                           8,112

                                     UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
                                  Unaudited Pro Forma Consolidated Statements of Income
                                          For the Year Ended December 31, 1998
                                           In thousands, except per share data


                                                           Historical    Historical                     Pro Forma
                                                             United         Floyd       Adjustments    Consolidated
                                                           ----------    ----------     -----------    ------------
 Interest income                                       $    109,139        7,075               -          116,214
 Interest expense                                            56,640        3,364               -           60,004
                                                       ------------       ------           ---------   ----------
        Net interest income                                  52,499        3,711               -           56,210
                                                       ------------       ------           ---------   ----------

 Provision for loan losses                                    2,372          240               -            2,612
                                                       ------------       ------           ---------   ----------

 Net interest income after provision for loan losses         50,127        3,471               -           53,598
                                                       ------------       ------           ---------   ----------
 Non-interest income                                          8,711          418               -            9,129
 Non-interest expense                                        41,098        2,866               -           43,964
                                                       ------------       ------           ---------   ----------
        Income before income taxes                           17,740        1,023               -           18,763

 Income taxes                                                 5,588          402               -            5,990
                                                       ------------       ------           ---------   ----------
         Net income                                    $     12,152          621               -           12,773
                                                       ============       ======           =========   ==========

 Basic earnings per share                              $       1.64         0.91                             1.60
 Diluted earnings per share                            $       1.62         0.88                             1.58

 Basic average shares outstanding                             7,392          686                            7,973
 Diluted average shares outstanding                           7,618          703                            8,214

                                    UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
                                Unaudited Pro Forma Consolidated Statements of Income
                                         For the Year Ended December 31, 1997
                                         In thousands, except per share data


                                                           Historical    Historical                     Pro Forma
                                                             United         Floyd       Adjustments    Consolidated
                                                           ----------    ----------     -----------    ------------
 Interest income                                       $     89,780        4,408                           94,188
 Interest expense                                            46,548        1,922                           48,470
                                                       ------------       ------           ---------   ----------
        Net interest income                                  43,232        2,486               -           45,718
                                                       ------------       ------           ---------   ----------

 Provision for loan losses                                    2,634          180                            2,814
                                                       ------------       ------           ---------   ----------

 Net interest income after provision for loan losses         40,598        2,306               -           42,904
                                                       ------------       ------           ---------   ----------
 Non-interest income                                          6,980          220                            7,200
 Non-interest expense                                        32,077        1,986                           34,063
                                                       ------------       ------           ---------   ----------

        Income before income taxes                           15,501          540               -           16,041

 Income taxes                                                 4,766          221                            4,987
                                                       ------------       ------           ---------   ----------

         Net income                                    $     10,735          319               -           11,054
                                                       ============       ======           =========   ==========

 Basic earnings per share                              $       1.47         0.53                             1.42
 Diluted earnings per share                            $       1.46         0.52                             1.40

 Basic average shares outstanding                             7,301          600                            7,810
 Diluted average shares outstanding                           7,488          609                            8,004

                                       UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
                                   Unaudited Pro Forma Consolidated Statements of Income
                                           For the Year Ended December 31, 1996
                                            In thousands, except per share data


                                                           Historical    Historical                     Pro Forma
                                                             United         Floyd       Adjustments    Consolidated
                                                           ----------    ----------     -----------    ------------

 Interest income                                       $     67,906        2,789                           70,695
 Interest expense                                            34,091        1,143                           35,234
                                                       ------------       ------           ---------   ----------
        Net interest income                                  33,815        1,646                 -         35,461

 Provision for loan losses                                    1,597          154                            1,751
                                                       ------------       ------           ---------   ----------
 Net interest income after provision for loan losses         32,218        1,492                 -         33,710
                                                       ------------       ------           ---------   ----------
 Non-interest income                                          5,666          200                            5,866
 Non-interest expense                                        24,843        1,498                           26,341
                                                       ------------       ------           ---------   ----------
        Income before income taxes                           13,041          194                 -         13,235

 Income taxes                                                 4,114           66                            4,180
                                                       ------------       ------           ---------   ----------

         Net income                                    $      8,927          128                 -          9,055
                                                       ============       ======           =========   ==========

 Basic earnings per share                              $       1.29         0.23                             1.22
 Diluted earnings per share                            $       1.26         0.23                             1.20

 Basic average shares outstanding                             6,919          566                            7,399
 Diluted average shares outstanding                           7,110          566                            7,590

                          THE PROPOSED MERGER


BACKGROUND OF AND REASONS FOR THE MERGER

     From time to time, Floyd received inquiries from other financial institutions about the possibility of being acquired. Floyd was in the process of assessing its strategic alternatives and was contacting a number of potential merger partners when, in April 1999, Jimmy Tallent, President and Chief Executive Officer of United, contacted Ronald Wallace, President and Chief Executive Officer of Floyd, to explore the possibility of combining Floyd and United. Later in April, Mr. Wallace extended an invitation to Mr. Tallent to meet with him and members of the Floyd Board of Directors to discuss the proposal in greater detail.

     Prior to that meeting, during the last week of April and the first week of May, Mr. Tallent and other members of United's senior management team presented a financial analysis of the proposed transaction to members of United's Board of Directors. This analysis included the pro forma financial impact of the merger at a range of prices. The Board of Directors authorized Mr. Tallent to proceed with negotiations.

     On May 5, 1999, Mr. Tallent met with Mr. Wallace and members of the Floyd Board of Directors and presented a general overview of the proposed transaction. On May 17, 1999, the Floyd Board of Directors met with their financial advisor to discuss the merger proposal. After consideration of other alternatives and discussions with other potential merger partners, the Floyd Board of Directors met again on May 19, 1999 with their financial advisor to review the specifics of the proposal, including the legal terms and the share exchange ratio offered by United.

     On May 20, 1999 the Board of Directors of United considered the business and operations and asset quality of Floyd as well as the attractiveness of the Floyd franchise and its management team and the compatibility of that franchise with the operations of United. After that consideration, United's Board of Directors approved the execution of the Agreement and Plan of Reorganization, subject to satisfactory completion of a due diligence investigation of Floyd. On May 21, 1999, on site due diligence was conducted by representatives of United. Subsequently, both companies undertook additional due diligence and discussions with legal counsel and financial advisors.

     At a Board of Directors meeting held on June 2, 1999, the Board of Floyd considered a number of factors in evaluating the merger, including a review of the terms of the merger with Floyd's financial advisor. Without assigning any relative or specific weights to the factors, in approving the merger on June 2, the Board of Directors of Floyd considered the following material factors:

          (a) The alternatives to the merger, including remaining an independent institution in light of the current economic condition of the market and the competitive disadvantages as compared to the larger financial institutions operating in the market;

          (b) The value of the consideration to be received by Floyd shareholders relative to the book value and earnings per share of Floyd's common stock;

          (c) Certain information concerning the financial condition, results of operations and business prospects of United;

          (d) The financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected combinations with the terms of the proposed transaction with United;

          (e) The marketability of Floyd's common stock and the potential for greater liquidity of United's common stock;

          (f) The competitive and regulatory environment for financial institutions generally;

          (g) The fact that the merger would enable Floyd shareholders to exchange their shares of Floyd's common stock, in a tax-free transaction, for shares of common stock of a regional company;

          (h) United's ability to provide comprehensive financial services through Floyd Bank to the Floyd County market;

          (i) The local autonomy that United provides its subsidiary banking operations;

          (j) The likelihood of the merger being approved by applicable regulatory authorities without undue conditions or delay; and

          (k) The potential effect of the future elimination of the pooling of interests method of accounting might have upon the market price of Floyd's common stock.

     The Board of Directors of Floyd believes the merger is in the best interest of its shareholders because the merger will permit them to exchange their ownership interest in Floyd for an equity interest in United, which has greater financial resources than Floyd. The Board of Directors of Floyd also believes that the terms of the merger, including the basis of exchange, .8477 shares of United's common stock for each share of Floyd's common stock, which was determined through arms-length negotiations between United and the Board of Directors of Floyd, are fair and equitable and take into account the relative earning power of United and Floyd, historic and anticipated operations, the economies of scale to be achieved through the merger, the trading prices of the stocks of the respective companies and other pertinent factors. The exchange ratio of .8477 shares of United's common stock for each share of Floyd's common stock represents a multiple of 3.19 times Floyd's book value as of March 31, 1999 and 32.3 times trailing twelve months earnings per share if United's common stock is valued at $37.75 a share.

     The Board of Directors of Floyd believes that the size of the combined organization, approximately $1.9 billion in assets as of June 30, 1999, is sufficiently large to take advantage over time of significant economies of scale, but is still small enough to maintain the competitive advantages management believes are afforded community-oriented banks over the larger regional and super-regional banks. It has become increasingly apparent to the management of Floyd that in the current regulatory and competitive environment, larger organizations with greater economies of scale, including the ability to spread largely fixed regulatory compliance costs over a larger gross income base and the ability to attract management talent able to compete in a more sophisticated financial-services environment, will be more successful than smaller organizations such as Floyd separately. Management of United and Floyd believe that there is a future for community banks in the banking industry, but that community banks will be required to achieve a critical size to maintain above-average economic performance.

     On June 3, 1999, the Agreement and Plan of Reorganization was executed by both parties, and on June 4, 1999 United and Floyd issued a joint press release describing the transaction.

THE AGREEMENT AND PLAN OF REORGANIZATION AND THE AGREEMENT AND PLAN OF MERGER

          The material features of the Agreement and Plan of Reorganization (the "Acquisition Agreement") and the merger agreement are summarized below.

          EFFECTIVE DATE. The merger agreement provides that the merger will be effective upon the approval of the merger agreement by the Floyd shareholders and the filing of a certificate of merger with the Georgia Secretary of State (the "Effective Date"). The merger also is subject to approval by the Board of Governors of the Federal Reserve System and the Department of Banking and Finance of the State of Georgia. Management of United and Floyd anticipate that the merger will become effective prior to September 30, 1999.

          TERMS OF THE MERGER. On the Effective Date, each outstanding share of Floyd common stock will be converted into and exchanged for .8477 shares of United common stock. If, prior to the Effective Date, the outstanding shares of United common stock are increased through a stock dividend, stock split, subdivision, recapitalization or reclassification of shares, or are combined into a lesser number of shares by reclassification, recapitalization or reduction of capital, the number of shares of United common stock to be delivered pursuant to the merger in exchange for a share of Floyd common stock will be proportionately adjusted.

          United will not issue a fractional share certificate of United common stock in connection with the merger, and an outstanding fractional share interest will not entitle the owner thereof to vote, to receive dividends or to any rights of a shareholder of United with respect to that fractional interest. Instead of issuing any fractional shares of United common stock, United will pay in cash an amount (computed to the nearest cent) equal to that fraction multiplied by $37.75 per share.

          If the merger is completed, shareholders of Floyd will become shareholders of United, and Floyd will be merged with and into United. Following the merger, the Articles of Incorporation, Bylaws, corporate identity and existence of United will not be changed, and Floyd will cease to exist as a separate entity.

          TERMINATION AND CONDITIONS OF CLOSING. The merger agreement and the Acquisition Agreement may be terminated and the merger abandoned at any time either before or after approval of the merger agreement by the shareholders of Floyd, but not later than the Effective Date:

          * by either party, if the other party has a material adverse change in its financial condition or business;

          * by either party, if the other party materially breaches any of the representations or warranties or any covenant or agreement it made under the Acquisition Agreement;

          * by either party, if it learns of information not disclosed in the Acquisition Agreement or related documents which the other party was required to disclose pursuant to the Acquisition Agreement, which materially and adversely affects the business, properties, assets or earnings of the other party;

          * by either party, if a lawsuit is filed or threatened which could prohibit or otherwise materially affect the merger agreement or the completion of the merger and which either party believes, in good faith, would make completion of the merger inadvisable;

          * by either party, if the merger is not completed by March 31, 2000;

          * by United, if the holders of ten percent or more of the outstanding shares of Floyd common stock choose to dissent from the merger and demand payment in cash;

          * by either party, if the Floyd shareholders do not approve the merger agreement; or

          * by either party, if it learns of any potential liability of the other party which results from the other party's non-compliance with any environmental law or from the environmental condition of the properties or assets of the other party.

          The following are some of the required conditions of closing:

          * the accuracy of the representations and warranties of all parties contained in the Acquisition Agreement and related documents as of the date when made and the Effective Date;

          * the performance of all agreements and conditions required by the Acquisition Agreement;

          * the delivery of officers certificates, resolutions and legal opinions to Floyd and United;

          *    approval of the merger by the Floyd shareholders;

          * receipt of all necessary authorizations of governmental authorities, and the expiration of any regulatory waiting periods;

          * effectiveness of the registration statement of United relating to the shares of United common stock to be issued to Floyd shareholders in the merger, of which this document forms a part;

          *    the receipt by Floyd of the opinion of Kilpatrick
     Stockton LLP as to the tax consequences to Floyd shareholders;

          * the receipt by United of an opinion of Porter Keadle Moore LLP that the merger will be accounted for as a 'pooling of interests,'

          * the issuance of a certificate of merger by the Secretary of State of Georgia; and

          * the receipt by Floyd of a fairness opinion from Floyd's financial advisor which remains in effect as of the date of closing.

          SURRENDER OF CERTIFICATES. Shortly after the Effective Date, each holder of Floyd common stock (as of the Effective Date) will be required to deliver his or her shares of Floyd common stock to United's transfer agent, SunTrust Bank, Atlanta. After delivering those shares, the holder will receive a stock certificate for the number shares of United common stock that the holder is entitled to receive under the merger agreement, and a cash payment for any fractional interest in United common stock. Until a holder delivers his or her shares of Floyd common stock to SunTrust, he or she will not receive payment of any dividends or other distributions on shares of United common stock into which his shares of Floyd common stock have been converted, and will not receive any notices sent by United to its shareholders with respect to, or to vote, those shares. After delivering the shares to SunTrust, the holder will then be entitled to receive any dividends or other distributions (without interest) which became payable after the merger but prior to the holder's delivery of the certificates to SunTrust.

REQUIRED SHAREHOLDER APPROVAL

          The holders of a majority of the outstanding shares of Floyd common stock entitled to vote at the special meeting must approve the merger agreement in order for the merger to be completed. Abstentions from voting and broker non-votes will be included in determining whether a quorum is present and will have the effect of a vote against the merger agreement.

          On July 26, 1999, the record date for determining the shareholders entitled to notice of, and to vote at, the special meeting, the outstanding voting securities of Floyd consisted of 745,400 shares of Floyd common stock, with registered holders thereof being entitled to one vote per share. Certain executive officers and members of Floyd's Board of Directors, who have entered into agreements with United to vote their shares of Floyd common stock in favor of the merger, own or control 303,825 shares, or approximately 40.8% of the outstanding shares of Floyd common stock.

EXPENSES

          United will pay all of its expenses incurred in connection with the authorization, preparation, execution and performance of the Acquisition Agreement and the merger agreement, including all fees and expenses of its agents, representatives, counsel and accountants and the fees and expenses related to filing regulatory applications with state and federal authorities in connection with the transactions contemplated thereby. Floyd will pay all of its expenses incurred in connection with the authorization, preparation, execution and performance of the Acquisition Agreement and the merger agreement, including all fees and expenses of agents, representatives, counsel and accountants for Floyd and the cost of reproducing and mailing this proxy statement/prospectus.

FAIRNESS OPINION

          Opinion of Financial Adviser.  Floyd retained First Capital
          ----------------------------
Group, L.L.C. to act as its financial adviser in connection with the merger and related matters based upon its qualifications, expertise and reputation and to provide the Board of Directors of Floyd with a written opinion regarding the fairness of the merger from a financial point of view, and will receive a fee of $125,000 for such services. On July 6, 1999, First Capital delivered its written opinion (the "Opinion") to the Board which states that the consideration to be received pursuant to the Agreement is fair from a financial point of view to the holders of Floyd common stock. The full text of the Opinion, which sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Appendix C to this proxy statement-prospectus. Floyd's shareholders are urged to read the Opinion carefully and in its entirety. The Opinion does not constitute a recommendation to any shareholder of Floyd as to how that shareholder should vote at the special meeting. In connection with rendering the Opinion, First Capital, among other things:

          * analyzed internal financial statements and other financial and operating data concerning Floyd prepared by the management of Floyd;

          * analyzed publicly available financial statements, both audited and unaudited, and other information of Floyd and United, including those included in Floyd's financial statements for the period ended December 31, 1998, United's Annual Reports for the three years ended December 31, 1998, United's Quarterly Reports for the periods ended March 31, 1999, September 30, 1998 and June 30, 1998, and Floyd's financial statements for the quarters ended March 31, 1999, September 30, 1998 and June 30, 1998;

          * analyzed financial projections of Floyd prepared by the management of Floyd;

          * discussed the past and current operations and financial condition of Floyd with senior executives of Floyd;

          * reviewed the known stock prices and trading activity for United common stock;

          * compared the financial performance of United common stock and trading activity with that of other comparable publicly-traded companies and their securities;

          * reviewed the financial terms, to the extent publicly available, of comparable transactions;

          *    reviewed the Acquisition Agreement; and

          *    performed such other analyses as it deemed appropriate.

          In connection with its review, First Capital relied upon and assumed the accuracy and completeness of all of the foregoing information provided to it or made publicly available, and First
Capital has not assumed any responsibility for independent verification of that information. First Capital assumed that the financial projections have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the future financial performance of Floyd. First Capital has not made any independent valuation or appraisal of the assets or liabilities of Floyd, nor has First Capital been furnished with any of those appraisals, and First Capital has not examined any individual loan files of Floyd. With respect to United, First Capital relied primarily upon publicly available data and did not conduct discussions with the management of United regarding United's financial condition, performance and prospects. First
Capital did not conduct any independent evaluation or appraisal of the assets, liabilities or business prospects of United, was not furnished with any evaluations or appraisals, and did not review any individual credit files. First Capital is not an expert in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for losses with respect to those portfolios, and has assumed that the allowances for each of the companies are, in the aggregate, adequate to cover those losses. First Capital's opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to First Capital as of, the date of the Opinion.

          In connection with rendering its Opinion, First Capital performed a variety of financial analyses. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion should not be read only in part.

          Moreover, the evaluation of the fairness, from a financial point of view, of the exchange rate to the holders of Floyd Common Stock was to some extent subjective based on the experience and judgment of First Capital and not merely the result of mathematical analysis of financial data. Accordingly, First Capital believes that its analyses must be considered as a whole and that electing portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The ranges of valuations resulting from any particular analysis described below should not be taken to be First Capital's view of the actual value of Floyd.

          In performing its analyses, First Capital made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Floyd. The analyses performed by First Capital are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. The analyses are not appraisals and do not reflect the prices at which a company might actually be sold. In addition, First Capital's analyses should not be viewed as the opinion of the Floyd Board of Directors or Floyd's management with respect to the value of Floyd.

          The following is a summary of the analyses performed by First Capital in connection with its Opinion:

          Analysis of Selected Transactions.  First Capital performed
          ---------------------------------
an analysis of premiums paid in selected pending or recently completed acquisitions of banking organizations in Alabama, Georgia, North Carolina, South Carolina and Tennessee (the "Regional Market") with comparable characteristics to the merger of Floyd and United. The comparable transactions reflect transactions where the seller possessed similar asset size, regional location and form of consideration. The comparable transactions specifically consisted of 29 mergers and acquisitions of banking organizations in the Regional Market from January 1, 1998 to June 28, 1999, with the seller's total assets ranging from $80 million to $200 million. Based on the trading price of United common stock of $40 on May 24, 1999, which was the last known trade prior to announcement of the merger on June 4, 1999, and Floyd's financial data as of May 31, 1999, the analysis yielded ratios of the transactions' purchase price as a multiple of:

          * equity ranging from 1.88 times to 3.99 times with an average of 3.02 times and a median of 3.06 times (compared with Floyd's proposed transaction with United of 3.80 times May 31, 1999 book value);

          * tangible equity ranging from 1.88 times to 4.45 times with an average of 3.07 times and a median of 3.06 times
     (compared with Floyd's proposed transaction with United of 3.80 times May 31, 1999 tangible book value);

          * trailing last 12 months earnings ranging from 14.65 times to 37.43 times with an average of 22.63 times and a median of 20.95 times (compared with Floyd's proposed transaction with United of 34.92 times annualized five months ended May 31, 1999); and

          * sellers' average and median equity to asset ratio of 9.93% and 9.94%, respectively, compared to 7.39% for Floyd.

          Discounted Cash Flow Analysis.  Using discounted cash flow
          -----------------------------
analysis, First Capital estimated the present value of the future stream of after-tax cash flow that Floyd could produce through the year 2003, under various circumstances, assuming that Floyd performed in accordance with the earnings/return projections of management.
First Capital utilized two separate values for Floyd at the end of the period by applying multiples of earnings ranging from 20 times to 22 times and multiples of book ranging from 2.0 times to 3.0 times. First Capital then discounted the cash flow streams, dividends paid to the shareholders (assuming all earnings in excess of that required to maintain the current tangible equity to tangible asset ratio are paid out in dividends) and terminal values using discount rates ranging from 12.0% to 16.0% chosen to reflect different assumptions regarding the required rates of return for Floyd and the inherent risk surrounding the underlying projections. This discounted cash flow analysis indicated a range of $23.13 per share to $32.32 per share utilizing multiples of earnings as residual values and $16.27 per share to $26.94 per share utilizing multiples of book value. This compares favorably to the consideration to be paid to Floyd shareholders of: (i) $33.91 per share of Floyd common stock, based on the last known trade of United common stock prior to announcement on June 4, 1999, of $40.00 per share of United common stock on May 24, 1999; and (ii) $46.62 per share of Floyd common stock, based on the last known trade of $55.00 per share of United common stock on June 22, 1999.

          Comparable Company Analysis.  First Capital compared
          ---------------------------
selected balance sheet data, asset quality, capitalization and profitability ratios and market statistics using financial data at or for the twelve months ended March 31, 1999, and market data as of June 23, 1999, for United to a group of selected bank holding companies which First Capital deemed to be relevant, including Alabama National Bancorporation, Anchor Financial Corporation, Capital City Bank Group, Inc., Carolina First Corporation, Century South Banks, Inc., First Citizens Bancorporation of South Carolina Inc., Hancock Holding Company, The Peoples Holding Company, Premier Bancshares, Inc., and Triangle Bancorp, Inc., all of which are bank holding companies in the Southeastern United States with assets between $1 billion and $5 billion (collectively, the "Comparable Bank Holding Companies"). This comparison, among other things, showed that:

          * United's equity to asset ratio was 5.35%, compared to an average of 9.15% and a median of 8.84% for the Comparable Bank Holding Companies;

          * for the three-month period ended March 31, 1999, United's return on average assets was 0.80%, compared to an average of 1.14% and a median of 1.18% for the Comparable Bank Holding Companies;

          * for the three-month period ended March 31, 1999, United's return on average equity was 14.18%, compared to an average of 12.94% and a median of 12.11% for the Comparable Bank Holding Companies;

          * at March 31,1999, United's non performing loans to gross loans ratio was 0.16%, compared to an average of 0.53% and a median of 0.47% for the Comparable Bank Holding Companies;

          * at May 24, 1999, United's price per share to book value per share at March 31, 1999, was 3.29 times, compared to an average of 2.30 times and median of 2.02 times for the Comparable Bank Holding Companies;

          * at May 24, 1999, United's price per share to earnings per share at March 31, 1999, was 23.81 times, compared to an average of 17.56 times and median of 16.82 times for the Comparable Bank Holding Companies; and

          * at June 4, 1999, United's dividend yield was 0.50%, compared to an average of 2.21% and a median of 2.25% for the Comparable Bank Holding Companies.

          First Capital also compared selected known trades of United's common stock to the publicly available corresponding stock market results and data of other composites which First Capital deemed to be relevant, including Philadelphia KBW Bank Index, Nasdaq Bank Index of publicly traded banks and the S&P 500. Results from indexing the S&P 500, Philadelphia KBW Bank Index, the Nasdaq Bank Index of publicly traded banks and United's common stock from January 1, 1999, to June 30, 1999, revealed generally similar trends in pricing movements. United's common stock is not traded on a public exchange or market, and is therefore relatively illiquid. The historical known private trades of United's common stock exhibit wide ranges from one trade to another, even on the same trade date, and therefore may be less reflective of a precise market value of such shares than if those shares were publicly traded. For this reason First Capital analyzed volume/price variance for the period of January 1, 1999 through June 30, 1999. The analysis concluded that United's common stock has traded predominantly in the $41.00 to $43.00 per share range in terms of number of shares traded, as well as number of trades; however, most recently United's common stock has traded with significantly less volume in the $50.00-$55.00 range. The low and high stock prices for this six month period were $35.00 and $55.00 per share, respectively.


          No company or transaction used in the comparable company and comparable transaction analyses is identical to Floyd or the proposed merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Floyd and other factors that could affect the public trading value of the companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable transaction data or comparable company data.

CONDUCT OF BUSINESS OF FLOYD PENDING CLOSING

          The Acquisition Agreement provides that, pending consummation of the merger, Floyd will, except with the written consent of United:

          * conduct its business only in the ordinary course, without creating any indebtedness for borrowed money (other than deposit and similar accounts and customary credit arrangements between banks in the ordinary course of business);

          * maintain its properties and assets in good operating condition, ordinary wear and tear excepted;

          * maintain and keep in effect all of its current insurance policies;

          * other than pursuant to existing stock option grants, not make any change in the authorized or issued capital stock or other securities of Floyd, and will not issue or grant any right or option to purchase or otherwise acquire any of the capital stock or other securities of Floyd;

          * not declare or make any dividend, distribution or payment on the capital stock of Floyd, or, directly or indirectly, redeem, purchase or otherwise acquire any of its capital stock;

          * not amend its Articles of Incorporation or Bylaws, and maintain its corporate existence and powers;

          * not acquire any other entity or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to it;

          * not acquire or dispose of any real property or interest on any real property (except for sales in the ordinary course of business) or, except in the ordinary course of business, sell or otherwise transfer or encumber any other tangible or intangible asset;

          *    not change any of its banking arrangements;

          *    not enter into any new material contracts;

          *    maintain its books and records in the ordinary course; and

          *    advise United of any material adverse change in Floyd's business.

INTEREST OF MANAGEMENT IN THE TRANSACTION; CONDUCT OF BUSINESS AFTER THE MERGER

          Except as set forth below, no director or officer of Floyd, or any of their associates has any direct or indirect material interest in the merger, except that those persons may own shares of Floyd common stock which will be converted in the merger into United common stock. The directors of United currently anticipate that after the merger, one director of Floyd will be elected to serve on United's Board of Directors. Other than as described below, United and Floyd do not anticipate that the merger will result in any material change in compensation to employees of Floyd.

          Effective upon completion of the merger, United will enter into an employment agreement with Ronald Wallace, employing Mr. Wallace as President and Chief Executive Officer of 1st Floyd Bank, a subsidiary of United, for a term of two years, which term may be renewed annually. Mr. Wallace will receive a salary of $97,000 per year, will be entitled to receive options for 10,000 shares of United's common stock and will, upon execution of the employment agreement, receive a one-time cash bonus of $182,000. United will be able to terminate Mr. Wallace's employment agreement for cause (as defined in the agreement) or upon Mr. Wallace's death, disability or inability to effectively carry out his duties. Mr. Wallace will be able to terminate the agreement upon specified actions or inactions of United. If Mr. Wallace is terminated due to a change of control of United (as defined in the agreement), he will receive a payment equal to his then-current annual salary for a period of two years from his date of termination. Mr. Wallace's employment agreement also provides, unless he is terminated under specified circumstances, that Mr. Wallace will not compete with United in Floyd County, Georgia for a period of two years after his employment with United is terminated.

          In addition, effective upon completion of the merger, United will enter into an employment agreement with Bryan Kelley, employing Mr. Kelley as Executive Vice President of 1st Floyd Bank for a term of two years, on terms comparable to those in Mr. Wallace's employment agreement, except that Mr. Kelley will receive a salary of $75,000 per year, will be entitled to receive options for 5,000 shares of United's common stock and will, upon execution of the employment agreement, receive a one-time cash bonus of $138,000.

          Further, options to acquire 22,000 shares of Floyd common stock held by Mr. Wallace, and options to acquire 11,000 shares of Floyd common stock held by Mr. Kelley, will vest and become immediately exercisable within a 30 day period from the date the Floyd shareholders approve the merger.

          United has agreed in the Acquisition Agreement to continue employee benefits for Floyd employees that are substantially similar to those United currently provides to its employees, and to indemnify each person entitled to indemnification by Floyd or Floyd Bank for liabilities arising from acts or omissions arising prior to the Effective Date.

EFFECT OF THE MERGER ON FLOYD SHAREHOLDERS AND COMPARISON OF THE
SECURITIES OF FLOYD AND UNITED

          Upon completion of the merger, holders of Floyd common stock (other than dissenting shareholders) will become shareholders of United. The following is a summary of material differences between the rights of holders of United common stock and holders of Floyd common stock. Since United and Floyd are both organized under the laws of Georgia, any differences arise from differing provisions of the corporations' respective articles of incorporation and bylaws.

     DIRECTORS

          UNITED. The United Bylaws provide for a board of directors consisting of from eight to 14 members. Under the United Bylaws, United directors may be removed with or without cause by the vote of a majority of the outstanding shares of the corporation.

          FLOYD. The Floyd Bylaws provide for a board of directors consisting of from five to 25 directors.

     NOTICE OF SHAREHOLDER NOMINATIONS

          UNITED. Neither the United Articles nor the United Bylaws provide any limitations or procedures relating to shareholders nominations for directors.

          FLOYD. The Floyd bylaws provide that nominations by shareholders for a director shall be delivered to the Chairman of the Board not less than 21 nor more than 30 days prior to any meeting of shareholders called for the election of directors.

     PREFERRED STOCK

          UNITED. The United Articles permit United's Board of Directors to designate one or more series of preferred stock, with specific rights, preferences, restrictions and limitations as determined by United's Board of Directors, without approval of United's shareholders. The issuance of any preferred stock having conversion rights might have the effect of diluting the interests of United's other shareholders. In addition, shares of preferred stock could be issued with certain rights, privileges and preferences which would deter a tender or exchange offer or discourage the acquisition of control of United.

          FLOYD. The Floyd Articles do not provide for the issuance of preferred stock without shareholder approval.

     MATTERS CONSIDERED AT ANNUAL MEETINGS

          UNITED. The United Bylaws provide that the only business that may be conducted at an annual meeting of shareholders is business brought before the meeting by or at the direction of the Board of Directors prior to the meeting, by or at the direction of the Chairman of the Board, Chief Executive Officer, President or Chief Executive Officer of United, or by a United Shareholder who delivers notice of the business in writing to the Secretary of United by the later of (a) 14 days prior to the meeting or
(b) five days after notice of the meeting is provided to United shareholders. The chairman of an annual meeting has the right to declare that any proposed business which does not comply with these provisions is out of order and will not be considered at the meeting.

          FLOYD. The Floyd Bylaws do not restrict matters which may be considered at an annual meeting of shareholders.

ACCOUNTING TREATMENT

          United will account for the merger as a "pooling of interests" transaction in accordance with generally accepted accounting principles. Under this accounting method, holders of Floyd common stock will be deemed to have combined their existing voting common stock interests with the holders of United common stock by exchanging their shares for shares of United common stock, and as a result, the assets and liabilities of Floyd will be added to those of United at their recorded book value, and the shareholders' equity accounts of Floyd and United would be combined on United's consolidated balance sheet. The unaudited pro forma financial information contained in this proxy statement/prospectus has been prepared using the pooling of interests accounting method to account for the merger.
                                    -33-

RESALES OF UNITED STOCK BY DIRECTORS AND OFFICERS OF FLOYD

          Although United has registered the United common stock to be issued upon completion of the merger under the Securities Act of 1933, the directors, officers and shareholders of Floyd who are deemed to be affiliates of Floyd may not resell the United common stock received by them unless those sales are made pursuant to an effective registration statement under the Securities Act or pursuant to Rule 144 under the Securities Act or another exemption from registration under the Securities Act. Rule 144 limits the amount of United common stock or other equity securities of United that those persons may sell during any three month period, and requires that certain current public information with respect to United is available and that the United common stock be sold in a broker's transaction or directly to a market maker in the United common stock. Because the United common stock is not publicly traded and is not listed on a stock exchange or quoted in the over-the-counter market, affiliates will not be able to sell their United common stock pursuant to Rule 144.

REGULATORY APPROVALS

          The Board of Governors of the Federal Reserve System has approved the merger. In determining whether to grant that approval, the Federal Reserve considered the effect of the merger on the financial and managerial resources and future prospects of the companies and banks concerned and the convenience and needs of the communities served.

          The Department of Banking and Finance of the State of Georgia also has approved the merger. The Department's review of the application did not include an evaluation of the proposed transaction from the financial perspective of the individual shareholders of Floyd. Further, no shareholder should construe an approval of the application by the Department to be a recommendation that the shareholders vote to approve the proposal. Each shareholder entitled to vote should evaluate the proposal to determine the personal financial impact of the completion of the proposed transaction. Shareholders not fully knowledgeable in such matters are advised to obtain the assistance of competent professionals in evaluating all aspects of the proposal including any determination that the completion of the proposed transaction is in the best financial interest of the shareholder.

RIGHTS OF DISSENTING SHAREHOLDERS

          Any shareholder of record of Floyd common stock who objects to the merger and who complies with Section 14-2-1301 et seq. of the Georgia Business Corporation Code will be entitled to demand and receive payment in cash of an amount equal to the fair value of all, but not less than all, of his or her shares of Floyd common stock if the merger is completed. A shareholder of record may assert dissenters' rights as to fewer than the shares registered in that shareholder's name only if he or she dissents with respect to all shares beneficially owned by any one beneficial owner and notifies Floyd in writing of the name and address of each person on whose behalf he asserts dissenters' rights. For the purpose of determining the amount to be received in connection with the exercise of statutory dissenters' rights under the Georgia Business Corporation Code, the fair value of a dissenting shareholder's Floyd common stock equals the value of the shares immediately before the Effective Date of the merger, excluding any appreciation or depreciation in anticipation of the merger.

          Any Floyd shareholder desiring to receive payment of the fair value of his or her shares of Floyd common stock in accordance with the requirements of the Georgia Business Corporation Code:

               (a) must deliver to Floyd, prior to the time the shareholder vote on the merger agreement is taken, a written notice of his or her intent to demand payment for his or her shares if the merger is completed;

               (b) must not vote his or her shares in favor of the merger agreement; and

               (c) must demand payment and deposit stock certificates representing his or her Floyd common stock in accordance with the terms of a notice which will be sent to the shareholder by Floyd no later than ten days after the merger is completed.

          A filing of the written notice of intent to dissent with respect to the merger agreement should be sent to: Kenneth Guice, Secretary, 1st Floyd Bankshares, Inc., 307 East 2nd Avenue, Rome, Georgia 30162-6005. A VOTE AGAINST THE MERGER AGREEMENT ALONE WILL NOT SATISFY THE REQUIREMENTS FOR THE SEPARATE WRITTEN NOTICE OF INTENT TO DISSENT TO THE MERGER, THE SEPARATE WRITTEN DEMAND FOR PAYMENT OF THE FAIR VALUE OF SHARES OF FLOYD COMMON STOCK AND THE DEPOSIT OF THE STOCK CERTIFICATES, WHICH ARE REFERRED TO IN CONDITIONS (A) AND (C) ABOVE. RATHER, A DISSENTING SHAREHOLDER MUST SEPARATELY COMPLY WITH ALL OF THOSE CONDITIONS.

          Within ten days of the later of the Effective Date or receipt of a payment demand by a shareholder who deposits his or her stock certificates in accordance with Floyd's dissenters' notice sent to those shareholders who notified Floyd of their intent to dissent, described in (c) above, Floyd must offer to pay to each dissenting shareholder the amount Floyd estimates to be the fair value of the dissenting shareholder's shares, plus accrued interest. That notice and offer must be accompanied by:

          (a) Floyd's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of making an offer, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (b)  an explanation of how the interest was calculated;

          (c) a statement of the dissenting shareholder's right to demand payment of a different amount under Section 14-2-1327 of the Georgia Business Corporation Code; and

          (d) a copy of the dissenters' rights provisions of the Georgia Business Corporation Code.

          If the dissenting shareholder accepts Floyd's offer by written notice to Floyd within 30 days after Floyd's offer, or is deemed to have accepted the offer by not responding to that offer within that 30-day period, Floyd must make payment for his or her shares within 60 days after the making of the offer or the Effective Date, whichever is later. Upon payment of the agreed value, the dissenting shareholder will cease to have any interest in his or her shares of Floyd common stock.

          If within 30 days after Floyd offers payment for the shares of a dissenting shareholder, the dissenting shareholder does not accept the estimate of fair value of his or her shares and interest due thereon and demands payment of his or her own estimate of the fair value of the shares and interest due thereon, then Floyd, within 60 days after receiving the payment demand of a different amount from a dissenting shareholder, must file an action in the superior court in Floyd County, Georgia, requesting that the fair value of those shares be determined. Floyd must make all dissenting shareholders whose demands remain unsettled parties to the proceeding. If Floyd does not commence the proceeding within that 60-day period, it will be required to pay each dissenting shareholder whose demand remains unsettled the amount demanded by the dissenting shareholder.

          Floyd urges its shareholders to read all of the dissenters' rights provisions of the Georgia Business Corporation Code, which are reproduced in full in Appendix B to this proxy statement/prospectus and which are incorporated by reference into this proxy statement/prospectus.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND OPINION OF
TAX COUNSEL

          Floyd has received an opinion from Kilpatrick Stockton LLP, to the effect that, assuming the merger is completed in accordance with the terms of the Acquisition Agreement and the merger agreement:

          (a) The merger of Floyd into United and the issuance of shares of United common stock, as described herein and in the merger agreement, will constitute a tax-free reorganization under Section 368(a)(1)(A) of the Internal
     Revenue Code of 1986, as amended.

          (b) Holders of Floyd common stock will not recognize any gain or loss upon the exchange of that stock for United common stock as a result of the merger.

          (c) Holders of Floyd common stock will recognize gain or loss pursuant to Section 302 of the Internal Revenue Code upon their receipt of cash instead of fractional shares of United common stock and upon their receipt of cash pursuant to their exercise of dissenter's rights.

          (d) Floyd will not recognize any gain or loss as a result of the merger.

          (e) The aggregate tax basis of the United common stock received by shareholders of Floyd pursuant to the merger will be the same as the tax basis of the shares of Floyd common stock exchanged therefor, decreased by any portion of that tax basis allocated to fractional shares of United common stock that are treated as redeemed by United.

          (f) The holding period of the shares of United common stock received by the shareholders of Floyd will include the holding period of the shares of Floyd common stock exchanged therefor, provided that the Floyd common stock is held as a capital asset on the date of completion of the merger.

          No ruling will be requested from the Internal Revenue
Service with respect to any Federal income tax consequences of the merger.

          THE FOREGOING TAX OPINION AND THE PRECEDING DISCUSSION RELATE TO THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO FLOYD SHAREHOLDERS. FLOYD SHAREHOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS AS TO ANY STATE, LOCAL OR OTHER TAX CONSEQUENCES OF THE MERGER.

             INFORMATION ABOUT 1ST FLOYD BANKSHARES, INC.

DESCRIPTION OF BUSINESS

          Floyd is a one-bank holding company which, through its subsidiary, Floyd Bank, provides banking services through its three full-service banking offices in Rome, Georgia and Cave Spring, Georgia. The Company's executive office is located at 307 East 2nd Avenue, Rome, Georgia 30162-6005, and its telephone number is (706) 234-5800. Through its banking subsidiary, Floyd offers a broad range of customary banking services including commercial, mortgage and consumer loans; checking, savings and time deposit accounts; wire transfers; and rental of safety deposit boxes.

          As of March 31, 1999, Floyd had total consolidated assets of approximately $93.3 million, total consolidated deposits of approximately $73.6 million and total consolidated shareholders' equity of approximately $7.2 million. At December 31, 1999, Floyd and Floyd Bank had an aggregate of 49 full-time equivalent employees.

          Floyd was incorporated on August 14, 1996 as a Georgia business corporation. On September 26, 1996, Floyd acquired all of the shares of common stock of Floyd Bank, which was organized as a Georgia banking corporation in 1967.

COMPETITION

          Floyd Bank competes in the Floyd County, Georgia market with six commercial banks, one savings bank and one credit union. In addition, Floyd Bank competes with insurance companies and brokerage firms. As of June 30, 1998, in terms of deposits, Floyd ranked sixth out of nine depository institutions in Floyd County, with 6.5% of total county deposits.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

          The following lists each shareholder of record that directly or indirectly owned, controlled or held with power to vote 5% or more of the 745,400 outstanding shares of Floyd common stock as of June 30, 1999, and the amount of Floyd common stock held by each executive officer and director of Floyd. Unless otherwise indicated, each person has sole voting and investment powers over the indicated shares. Information relating to beneficial ownership of the Floyd common stock is based upon "beneficial ownership" concepts set forth in rules issued under the Exchange Act. Under those rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of that security, or "investment power," which includes the power to dispose or to direct the disposition of that security. Under the rules, more than one person may be deemed to be a beneficial owner of the same securities.

                             Number of Shares
    Name and Address <F1>   Beneficially Owned      Percent of Class (%)
    ---------------------   ------------------      ---------------------
 Robert Lamar Angel                7,200                     *
 A. Parke Avery                   48,324                     6.0%
 F. Lynn Dempsey                   2,775                     *
 W. Danny Harbin                  15,372                     1.9%
 Phylis R. Hill                    5,200 <F2>                *
 Bryan W. Kelley                  18,000 <F3>                2.2%
 Frank Durham Stegall, Jr.        27,800                     3.4%
 Ronald J. Wallace                35,000 <F4>                4.3%
 Tim Wallis                       63,501                     7.9%
 Charles S. Williams, Jr.          9,035                     1.1%
 Charles S. Williams, Sr.         76,781                     9.5%
 Delos Harley Yancey III          29,635                     3.7%
 All Executive Officers        338,625<F2><F3><F4>          41.9%
 and Directors as a Group

 (*)   Less than one percent.
[FN]
<F1>   Unless otherwise indicted, the address of the persons named above is care of 1st Floyd Bankshares, Inc., 307 East 2nd Avenue, Rome, Georgia 30162-6005.

<F2>   Includes options to acquire 1,800 shares.

<F3>   Includes options to acquire 11,000 shares.

<F4>   Includes options to acquire 22,000 shares.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

FORWARD-LOOKING STATEMENTS

          This discussion contains forward-looking statements under the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Although Floyd believes that the assumptions underlying the forward-looking statements contained in the discussion are reasonable, any of the assumptions could be inaccurate, and therefore, no assurance can be made that any of the forward-looking statements included in this discussion will be accurate. Factors that could cause actual results to differ from results discussed in forward-looking statements include, but are not limited to: economic conditions (both generally and in the markets where Floyd operates); competition from other providers of financial services offered by Floyd; government regulation and legislation; changes in interest rates; material unforeseen changes in the financial stability and liquidity of Floyd's credit customers; material unforeseen complications related to the Year 2000 issues for Floyd, its suppliers, customers and governmental agencies; and other risks, all of which are difficult to predict and which may be beyond the control of Floyd.


COMPARISON OF THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

INCOME STATEMENT REVIEW

          Net income was $621,000 in 1998, and increase of 95% from the $319,000 earned in 1997. Diluted earnings per share were $.88 for 1998, compared with $.52 reported for 1997, an increase of 69%. Return on average assets and return on average equity for 1998 were 0.75% and 10.52%, respectively, compared with 0.60% and 6.66%, respectively, for 1997.

NET INTEREST INCOME

          Net interest income, which represents the difference between interest earned on assets and interest paid on deposits and other borrowings, is the single largest component of Floyd's operating income.
Net interest income totaled $3.7 million in 1998, compared with $2.5 million in 1997 and $1.6 million in 1996. The increase in net interest income during the past two years is primarily attributed to the increase in average interest earning assets, funded with both new deposits and wholesale borrowings from the Federal Home Loan Bank (FHLB). The net interest margin, on a tax-equivalent basis, was 4.93% in 1998, compared with 5.03% in 1997 and 5.27% in 1996. this decline is primarily due to higher borrowing costs associated with borrowings from the FHLB.

          The following table shows, for the past three years, the relationship between interest income and interest expense and the average balances of interest earning assets and interest bearing liabilities.

1st Floyd Bankshares, Inc.
Average Consolidated Balance Sheets and Net Interest Analysis
For the Years Ended December 31
(in thousands)
                                                     1998                           1997                         1996
                                        -----------------------------------------------------------------------------------------
                                        Average    Interest    Avg.    Average    Interest    Avg.    Average   Interest     Avg.
                                        Balance      <F1>      Rate    Balance       <F1>     Rate    Balance     <F1>       Rate
                                        -----------------------------------------------------------------------------------------
Assets:
Interest-earning assets:
  Loans, net of unearned income <F2>    $56,495      5,924    10.49%    39,694       3,815    9.61%    22,007    2,251     10.23%
  Taxable investments                    16,152        981     6.07%     8,394         512    6.10%     7,245      433      5.98%
  Tax-exempt investments                  1,137         71     6.20%       -           -                   -        -
  Federal funds sold and other
   interest income                        2,140        126     5.89%     1,336          81    6.06%     1,955      105      5.37%
                                         -----------------               -----------------             ---------------
Total interest-earning assets/
 interest income                         75,923      7,102     9.35%    49,424       4,408    8.92%    31,207    2,789      8.94%
                                         -----------------              ------------------             ---------------
Non-interest-earning assets:
  Allowance for loan losses                (710)                          (550)                         (310)
  Cash and due from banks                 3,471                          2,120                         1,222
  Premises and equipment                  2,233                          1,638                         1,823
  Other assets                            1,392                            616                           231
                                        -------                         ------                        ------
Total assets                            $82,309                         53,248                        34,173
                                        =======                         ======                        ======
Liabilities and Stockholders'
 Equity
Interest-bearing liabilities:
  Interest-bearing deposits:
  Transaction accounts                  $ 6,475        126     1.95%     4,662         103    2.21%     4,029       98      2.43%
  Savings and money market deposits      13,842        535     3.87%    10,058         337    3.35%     7,258      230      3.17%
  Certificates of deposit                39,828      2,306     5.79%    25,591       1,469    5.74%    15,085      815      5.40%
                                         -----------------              ------------------             ---------------
  Total interest-bearing deposits        60,145      2,967     4.93%    40,311       1,909    4.74%    26,372    1,143      4.33%
                                         -----------------              ------------------             ---------------
Long-term debt and other borrowings       7,207        395     5.48%       165          13    7.88%        -        -
                                         -----------------              ------------------             ---------------
  Total borrowed funds                    7,207        395     5.48%       165          13    7.88%        -        -
                                         -----------------               -----------------             ---------------
Total interest-bearing liabilities/
 interest expense                         67,352      3,362     4.99%    40,476       1,922    4.75%   26,372    1,143      4.33%
Non-interest-bearing liabilities:
  Non-interest-bearing deposits           7,675                          5,131                          3,082
  Other liabilities                       1,380                          2,853                            305
                                         ------                         ------                         ------
  Total liabilities                      76,407                         48,460                         29,759
                                         ------                         ------                         ------
Stockholders' equity                      5,902                          4,788                          4,414
                                         ------                         ------                         ------


                                                                          -41-

                                                     1998                           1997                         1996
                                        -----------------------------------------------------------------------------------------
                                        Average    Interest    Avg.    Average    Interest    Avg.    Average   Interest     Avg.
                                        Balance      <F1>      Rate    Balance       <F1>     Rate    Balance     <F1>       Rate
                                        -----------------------------------------------------------------------------------------


Total liabilities and
 stockholders' equity                   $82,309                          53,248                        34,173
                                        =======                          ======                        ======
Net interest-rate spread                                         4.36%                         4.17%                        4.61%
Impact of non-interest bearing
sources and other changes in balance
sheet composition                                                0.57%                         0.86%                        0.66%
Net interest income/margin on                                    -----                         -----                        ----
  interest-earning assets <F3>                        3,740      4.93%                2,486    5.03%              1,646     5.27%
                                                      ================                ==============              ===============

<F1>  Interest income on tax-exempt securities and loans has been increased by 50% to reflect comparable interest on taxable securities.
<F2>  For computational purposes, includes non-accrual loans.
<F3>  Tax equivalent net interest income as a percentage of average earning assets.

          The following table shows the relative impact on net interest income of changes in the average outstanding balances (volume) of interest earning assets and interest bearing liabilities and the rates earned and paid by Floyd on such assets and liabilities from 1996 to 1997 and 1997 to 1998. Variances resulting from a combination of changes in rate and volume are allocated in proportion to the absolute dollar amounts of the change in each category.


CHANGE IN INTEREST INCOME AND EXPENSE ON A TAX EQUIVALENT BASIS
(in thousands)

                                                   1998 Compared to 1997 Increase        1997 Compared to 1996 Increase
                                                   (decrease) in interest income and     (decrease) in interest income and
                                                   expense due to changes in:            expense due to changes in:
                                                   Volume        Rate        Total        Volume       Rate         Total
                                                   ----------------------------------------------------------------------
 Interest-earning assets
 Loans                                             $1,736          373        2,109        1,809        (245)       1,564
 Taxable Investments                                  471           (2)         469           69          10           79
 Tax-exempt investments                                71          -             71          -           -             -
 Federal funds sold and other
    interest income                                    47           (2)          45          (33)          9          (24)
                                                   ----------------------------------------------------------------------
 Total interest-earning assets                      2,325          369        2,694        1,845        (226)       1,619

 Interest-bearing liabilities:
 Transaction accounts                                  36          (13)          23           15         (10)           5
 Savings deposits                                     141           57          198           89          18          107
 Certificates of deposit                              824           13          837          568          86          654
                                                   ----------------------------------------------------------------------
      Total interest-bearing deposits               1,001           57        1,058          672          94          766

 Long-term debt and other borrowings                  387           (5)         382           13         -             13
                                                   ----------------------------------------------------------------------
      Total borrowed funds                            387           (5)         382           13         -             13
                                                   ----------------------------------------------------------------------
 Total interest-bearing liabilities                 1,388           52        1,440          685          94          779
                                                   ----------------------------------------------------------------------
 Increase (decrease) in net interest
   income                                            $937          317        1,254        1,160        (320)         840
                                                   ======================================================================

PROVISION FOR LOAN LOSS

          The provision for loan losses in 1998 was $240,000, compared with $180,000 in 1997 and $154,000 in 1996. As a percentage of average outstanding loans, the provisions recorded in 1998, 1997 and 1996 were 0.42%, 0.45% and 0.70%, respectively. Net loan charge-offs as a percentage of average outstanding loans for 1998 were 0.22%, compared with (0.12)% in 1997 and (0.05)% in 1996.

          The provision for loan losses is based on management's evaluation of inherent risks in the loan portfolio as of the balance sheet date and is determined in conjunction with an analysis of the adequacy of the allowance for loan losses. This evaluation includes risks associated with Year 2000 that are discussed in greater detail below. Management believes that the allowance for loan losses is adequate as of the balance sheet date.

NON-INTEREST INCOME

          Total non-interest income for 1998 was $418,000, compared
with $220,000 in 1997 and $200,000 in 1996. The primary source of non-interest income for Floyd is service charges and fees on deposit accounts. Total service charges on deposit accounts for 1998 were $274,000, compared with $185,000 in 1997 and $166,000 in 1996. This revenue growth is attributed to the increased number of deposit accounts.  Other non-interest income for 1998 was $144,000, compared with $35,000 in 1997 and $34,000 in 1996.  The most significant reason for the increase in other non-interest income during 1998 was the addition
of brokerage services.   Non-FDIC insured investment products are sold to
customers by a registered representative employed by the bank through an affiliation with a third party broker-dealer. Total brokerage revenue for 1998 was $49,000 on total gross investment product sales of approximately $1.7 million. Another reason for the increase in other non-interest income was an increase of $24,000 in the gain on foreclosed real estate.

NON-INTEREST EXPENSE

          Total non-interest expense for 1998 was $2.9 million, compared with $2.0 million in 1997 and $1.5 million in 1996. The single largest component of non-interest expense is employee salaries and benefits, which totaled $1.7 million in 1998, compared with $1.2 million in 1997 and $873,000 in 1996. These increases are attributed to staff additions made in response to growth, including a new full-service branch bank opened in July 1998. Occupancy and equipment expense for 1998 was $381,000, compared with $254,000 in 1997 and $244,000 in 1996. The increase in 1998 is primarily attributed to depreciation expense for new furniture and equipment.

          The efficiency ratio, which measures a bank's total operating expenses as a percentage of net interest income (before provision for loan losses) plus non-interest income, was 69.4% for 1998, compared with 73.4% and 81.1% for 1997 and 1996, respectively. This improvement in operating efficiency is attributed to the Banks asset and revenue growth over the past two years exceeding the need to proportionally increase operating expenses.

INCOME TAXES

          Floyd had income tax expense of $402,000 in 1998, compared with $221,000 in 1997 and $66,000 in 1996. Floyd's effective tax rate (as a percentage of pre-tax income) for 1998, 1997 and 1996 were 39.3%, 40.9% and 34.0%, respectively.

BALANCE SHEET OVERVIEW

          Total assets at December 31, 1998 were $92.8 million, compared with $63.3 million and $40.7 million at year-end 1997 and 1996, respectively. Average assets for 1998, 1997 and 1996 were $82.3 million, $53.2 million and $34.2 million, respectively. The significant asset growth experienced by Floyd during the past three years is attributed to the strong local economy in Floyd County, Georgia, and the addition of three key executives during the past two years.

LOANS

          Total loans at December 31, 1998 were $61.3 million, compared with $49.2 million at December 31, 1997 and $27.7 million at December 31, 1996. Average loans for 1998, 1997 and 1996 were $56.5 million, $39.7 million and $22.0 million, respectively. Loan growth has been particularly strong in the categories of consumer loans and non-real estate commercial loans during the past two years.

          The following table presents a summary of the loan portfolio by loan type as of December 31 for 1994 through 1998.

1st Floyd Bankshares, Inc.
Loan Portfolio
(in thousands)
                                                                              December 31,
                                                1998             1997             1996            1995             1994
                                              --------------------------------------------------------------------------
 Commercial                                   $19,868           13,800            9,864            3,700             867
 Real estate - construction                     5,419            4,829            3,620            1,598             152
 Real estate - mortgage                        20,930           21,927            9,613            5,942           3,730
 Consumer                                      15,077            8,619            4,574            3,163           2,305
                                              --------------------------------------------------------------------------
    Total loans                               $61,294           49,175           27,671           14,403           7,054
                                              ==========================================================================

 As a percentage of total loans:
 Commercial                                   $ 32.5%            28.1%            35.7%            25.6%           12.2%
 Real estate - construction                      8.8%             9.8%            13.1%            11.1%            2.2%
 Real estate - mortgage                         34.1%            44.6%            34.7%            41.3%           52.9%
 Consumer                                       24.6%            17.5%            16.5%            22.0%           32.7%
                                              --------------------------------------------------------------------------
    Total loans                                100.0%           100.0%           100.0%           100.0%          100.0%
                                              ==========================================================================

                 Substantially all of Floyd's loans are to customers located
in its immediate market area of Floyd County, Georgia.   All loans are
underwritten in a prudent manner and structured to minimize Floyd's exposure to loss. A significant decline in the value of real estate in Floyd's primary market or a down-turn in the local economy could, however, result in an increase in the provision for loan losses and charge-offs.

          The following table sets forth the maturity distribution of real estate construction and commercial loans, including the interest sensitivity for loans maturing in more than one year, as of December 31, 1998.

1st Floyd Bankshares, Inc.
Loan Portfolio Maturity
(in thousands)
                                                                                               Rate Structure for
                                                                                               Loans Maturing Over One
                                                     Maturity                                  Year
                                    ------------------------------------------------------------------------------------
                                      One Year      One through      Over Five               Fixed        Floating
                                      or less       Five Years       Years       Total       Rate           Rate
------------------------------------------------------------------------------------------------------------------------
 Commercial                          $ 6,370           10,756        2,742       19,868      11,341         2,157
 Real estate - construction            5,419              -                       5,419
                                     ----------------------------------------------------------------------------
  Total                              $11,789           10,756        2,742       25,287      11,341         2,157
                                     ============================================================================


ASSET QUALITY

          Non-performing loans, which include non-accrual loans and loans past due over 90 days and still on accrual status, totaled $98,000 at December 31, 1998, compared with $89,000 at December 31, 1997 and $149,000 at December 31, 1996. At December 31, 1998, the
ratio of non-performing loans to total loans was 0.16%, compared with 0.18% and 0.54% at year-end 1997 and 1996, respectively.

          Non-performing assets, which included non-performing loans and foreclosed real estate, totaled $146,000 at December 31, 1998, compared with $89,000 and December 31, 1997 and $149,000 at December 31, 1996.

          It is Floyd's general policy to place a loan on non-accrual status when, in the opinion of management, the principal and interest on a loan is not likely to be repaid in accordance with the loan terms. When a loan is placed on non-accrual, all accrued but unpaid
interest is reversed against current interest income.   Depending on
management's evaluation of the borrowers financial condition and the loan collateral, interest on a non-accrual loan may be recognized on a cash basis as payments are received.

          The table below presents Floyd's non-performing loans and assets at December 31 for each of the past five years.

                                                            1st Floyd Bankshares, Inc.
                                                              Non-Performing Assets
                                                                 (in thousands)
                                                                                  December 31,
                                                       1998            1997            1996           1995           1994
                                                     --------------------------------------------------------------------
 Non-accrual loans                                   $   94              86              8              1             10
 Loans past due 90 days or more and still
    accruing                                              4               3            141            111             28
                                                     -------------------------------------------------------------------
   Total non-performing loans                             98             89            149            112             38
 Other real estate owned                                  48              -              -              -              -
                                                     -------------------------------------------------------------------
   Total non-performing assets                        $  146             89            149            112             38
                                                     ===================================================================
 Total non-performing loans as a
    percentage of total loans                         0.16%           0.18%          0.54%          0.78%          0.54%
 Total non-performing assets as a
    percentage of total assets                        0.16%           0.14%          0.37%          0.42%          0.19%


                 At December 31, 1998, there were loans within Floyd's portfolio that were not classified as non-performing but for which known information about the borrower's financial condition caused management to have concerns about the ability of the borrowers to comply with the repayment terms of the loans. These loans are identified and monitored through a routine loan review process and are considered in the determination of the allowance for loan losses. Based on management's evaluation of current market conditions, loan collateral and secondary sources of repayment, no significant losses are anticipated in connection with these loans.

          The table below summarizes changes in the allowance for loan losses for each of the past five years.

                                         1st Floyd Bankshares, Inc.
                                         Allowance for Loan Losses
                                               (in thousands)
                                                                       Years Ended December 31,

                                                    1998             1997            1996            1995            1994
-------------------------------------------------------------------------------------------------------------------------
 Balance beginning of period                       $637               411             245             184            197
 Provision for loan losses                          240               180             154              12              5
 Amounts charged-off:
  Commercial                                         22                 -               -               -             30
  Real estate - construction                          -                 -               -               -              -
  Real estate - mortgage                             58                 -               -               -              -
  Consumer                                           95                33               8              13             21
                                               -------------------------------------------------------------------------
    Total loans charged-off                         175                33               8              13             51
 Recoveries of charged-off loans:
  Commercial                                         16                 -               -              30              5
  Real estate - construction                          -                 -               -               -              -
  Real estate - mortgage                              -                72              10               -             12
  Consumer                                           33                 7              10              32             16
                                               -------------------------------------------------------------------------
    Total recoveries                                 49                79              20              62             33
                                               -------------------------------------------------------------------------
  Net charge-offs                                   126              (46)            (12)            (49)             18
                                               -------------------------------------------------------------------------
 Balance end of period                            $ 751               637             411             245            184
                                               =========================================================================
 Total loans:
  At year-end                                  $ 61,294            49,175          27,671          14,403          7,054
  Average                                        56,495            39,694          22,007          10,729          6,047
 As a percentage of average loans:
  Net charge-offs                                 0.22%           (0.12)%          (0.05)%         (0.46)%          0.30%
  Provision for loan losses                       0.42%             0.45%           0.70%           0.11%          0.08%
 Allowance as a percentage of year-end loans      1.23%             1.30%           1.49%           1.70%          2.61%

SECURITIES

            Total securities at December 31, 1998 were $20.3 million, compared with $10.0 million and $7.3 million at year-end 1997 and 1996, respectively. Average securities for 1998, 1997 and 1996 were
$17.2 million, $8.4 million and $7.2 million, respectively.   The
composition and growth in the securities portfolio is reflective of management's desire to provide balance sheet liquidity while providing a stable source of interest income that has limited credit risk.
The securities portfolio at year-end 1998 consists of U.S. Government agency, mortgage-backed and municipal securities.

          The following table shows the carrying value of securities, by security type, as of December 31, 1998, 1997 and 1996.

1ST FLOYD BANKSHARES, INC.
SECURITIES PORTFOLIO
(IN THOUSANDS)

CARRYING VALUE OF SECURITIES

                                                                              December 31,
                                                      1998                        1997                       1996
------------------------------------------------------------------------------------------------------------------
 U.S. Treasury                                     $     -                         497                       2,096
 U.S. Government agencies                             5,874                      6,210                       4,416
 State and political subdivisions                     2,099                        383                         -
 Mortgage-backed securities                          11,420                      2,792                         811
 Other securities                                       913                        146                         -
                                                   ---------------------------------------------------------------
    Total                                           $20,306                     10,028                       7,323
                                                   ===============================================================


            The following table shows the expected maturity of the securities portfolio by maturity date and the average yield based on amortized cost as of December 31, 1998.

MATURITIES AND YIELDS OF SECURITIES AS OF DECEMBER 31, 1998

                                                                Over One        Over Five
                                                                  Year            Years
                                               One Year         Through          Through           Over
                                               or Less         Five years       Ten Years        Ten Years         Total
                                              ---------------------------------------------------------------------------
 U.S. Treasury                                $   -                -                -                -               -
 U.S. Government agencies                       3,761            2,113              -                -             5,874
 State and political subdivisions                 -              1,015            1,031              53            2,099
 Mortgage-backed securities                     2,838            6,706            1,849              27           11,420
 Other securities                                 913              -                -                -               913
                                              --------------------------------------------------------------------------
    Total                                      $7,512            9,834            2,880              80           20,306
                                              ==========================================================================

 Weighted average yield                         6.27%            6.14%            6.25%           6.48%            6.21%
 Percent of total                               37.0%           48.4%            14.2%            0.4%           100.0%

INTEREST RATE SENSITIVITY MANAGEMENT

            Floyd actively manages interest rate sensitivity through its Asset/Liability Management Committee (ALCO). The primary objectives of asset/liability management are to ensure that Floyd can meet the investment return expectations of its shareholders if interest rates change and to provide adequate liquidity to meet the needs of customers. Effective interest rate risk management seeks to ensure that both interest sensitive assets and liabilities respond to changes in market rates in a manner that provides for a minimal fluctuation of net interest income, which is the primary source of operating revenue.

          Floyd's ALCO utilizes a gap analysis to determine the overall sensitivity of the balance sheet to changes in market interest rates. A negative gap (more liabilities than assets repricing within one year) indicates that the bank's net interest income will fall in a rising rate environment. A positive gap (more assets repricing than liabilities within one year) indicates the bank's net interest income will decline in a falling rate environment.

          The following table summarizes the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1998 and the amounts that are expected to mature or reprice in each of the five time periods shown. The amounts of assets and liabilities shown are based on contractual terms and maturities.

INTEREST RATE GAP SENSITIVITY
(IN THOUSANDS)
                                                                 One          Four          One       Over Five
                                                               Through       Through      Through     Years and
                                                                Three        Twelve        Five        Non-rate
                                               Immediate       Months        Months        Years      Sensitive      Total
----------------------------------------------------------------------------------------------------------------------------
 Interest earning assets:
    Federal funds sold                         $  5,820             -            -           -             -          5,820
    Securities                                      -             4,658        1,940       9,820         3,888       20,306
    Loans                                           -            13,820       10,060      35,101         2,313       61,294
                                               ----------------------------------------------------------------------------
     Total interest earning assets              $ 5,820          18,478       12,000      44,921         6,201       87.420

 Interest bearing liabilities:
    Demand deposits                                 -            25,017          -           -             -         25,017
    Savings deposits                                -               -          5,983         -             -          5,983
    Time deposits                                 5,720           3,773       22,721       2,936           -         35,150
    FHLB advances                                   -               -          5,000       5,000           -         10,000
                                               ----------------------------------------------------------------------------
     Total interest bearing liabilities           5,720          28,790       33,704       7,936           -         76,150
                                               ----------------------------------------------------------------------------
 Non-interest bearing sources of funds              -               -            -           -           9,049        9,049
                                               ----------------------------------------------------------------------------
 Interest sensitivity gap                           100         (10,312)     (21,704)     36,985        (2,848)       2,221
                                               ----------------------------------------------------------------------------
 Cumulative sensitivity gap                        $100         (10,212)     (31,916)      5,069         2,221          -
                                               ============================================================================

 Percentage of assets repricing                   6.66%          21.14%       13.73%      51.38%         7.09%      100.00%

           At December 31, 1998, the one-year gap was a negative
$31.9 million. This indicates that Floyd's net interest income will decrease in a rising rate environment and increase in a declining rate environment. This is commonly referred to as being "liability sensitive." There are significant limitations of gap analysis for determining the impact of rate changes on a bank's net interest income. For example, although certain assets and liabilities may have similar maturity or repricing characteristics, they may react differently to changes in market rates. In addition, some assets that have adjustable rates may have contractual terms that limit the frequency and amount of rate increases.

DEPOSITS AND OTHER BORROWINGS

          Total deposits at December 31, 1998 were $75.2 million, compared with $56.7 million and $35.9 million at year-end 1997 and 1996, respectively. Average deposits for 1998, 1997 and 1996 were $67.8 million, $45.4 million and $30.3 million, respectively. As a community-oriented bank, Floyd views core deposits as a primary source of funding growth in interest earning assets.

          The following table sets forth the maturities of time deposits of $100,000 and greater as of December 31, 1998.

1ST FLOYD BANKSHARES, INC.
MATURITIES OF TIME DEPOSITS OF $100,000 AND GREATER
(IN THOUSANDS)

 Three months or less                                                 $3,739
 Over three months through six months                                  2,297
 Over six months through twelve months                                 4,665
 Over one year                                                         1,147
                                                                     -------
    Total                                                            $11,848
                                                                     =======

          Time deposits of $100,000 or more totaled $11.8 million at December 31, 1998, compared with $8.9 million and $13.4 million at year-end 1997 and 1996, respectively. Floyd had no brokered deposits at year-end 1998, 1997 or 1996.


REGULATORY CAPITAL, LIQUIDITY AND DIVIDENDS

          Total stockholders' equity at December 31, 1998 was $7.1 million, compared with $5.0 million and $4.7 million at year-end 1997 and 1996, respectively. Total cash dividends of $.10 per share were paid in 1998, compared with $.10 and $.05 in 1997 and 1996, respectively. These dividend payout ratios for 1998, 1997 and 1996 were 11%, 19% and 22% of net income, respectively.

          During the second quarter of 1998, Floyd completed a stock offering of 120,000 shares that was offered to all of the shareholders of Floyd and was substantially sold to existing shareholders at a price of $13.00 per share. These shares were exempt from registrtion under the Securities Act of 1933. The net proceeds from the stock sale were contributed as capital to the Bank in order to allow for additional asset growth.

         Floyd is subject to various regulatory capital requirements administered by banking regulatory agencies. The minimum ratios to be considered "well capitalized" as defined by banking regulations are 5% for leverage ratio, 6% for Tier I capital ratio and 10% for total risk-based capital ratio. The table below shows Floyd's capital ratios as of December 31, 1998 and 1997 and the amounts required for capital adequacy purposes.

1ST FLOYD BANKSHARES, INC.
REGULATORY CAPITAL
(IN THOUSANDS)

Following are actual regulatory capital amounts and respective ratios for 1st Floyd as of December 31, 1998 and 1997 <F1>:
                                       Leverage                      Tier I Risk-Based         Total Risk-Based
                                       ----------------------------------------------------------------------------------
              1998                      Actual                             Actual                    Actual
                                        Amount          Ratio              Amount      Ratio         Amount        Ratio
                                       -----------------------------------------------------------------------------------
 Actual                                $ 7,060          7.88%              7,060      10.50%          7,831       11.64%
 Regulatory minimum                      3,585          4.00%              2,690       4.00%          5,381        8.00%
                                       ---------------------------------------------------------------------------------
  Excess                               $ 3,475          3.88%              4,370       6.50%          2,450        3.64%

              1997
 Actual                                $ 4,937          8.25%              4,937       9.74%          5,530       10.91%
 Regulatory minimum                      2,393          4.00%              2,027       4.00%          4,054        8.00%
                                       ---------------------------------------------------------------------------------
  Excess                               $ 2,544          4.25%              2,910       5.74%          1,476        2.91%

<F1>  As of December 31, 1998 and 1997, the most recent notification from the Federal Deposit Insurance Corporation categorized 1st Floyd Bank as "well capitalized" under the current regulatory framework for prompt corrective action.

          Floyd's liquidity management policy is designed to ensure that the daily cash flow needs of the Floyd Bank and its customers (both depositors and borrowers) are met in a cost-effective manner. Liquidity represents the ability of a bank to convert assets into cash or to obtain additional funds through borrowings. In the opinion of Floyd's management, Floyd's liquidity position at December 31, 1998 is sufficient to meet expected cash flow requirements

          Reference should be made to the statements of cash flows appearing in the consolidated financial statements for a two-year analysis of the changes in cash (and equivalents) attributed to operating, investing and financing activities.

IMPACT OF INFLATION AND PRICE CHANGES

          Floyd's asset and liabilities, like most financial services companies, are mostly financial in nature. Unlike industrial firms, relatively little investment is held in fixed assets or inventory. Inflation can have a significant impact on asset growth and the resulting need to increase equity capital at higher than expected rates in order to maintain required capital ratios.

         Management believes the potential impact of inflation on the Floyd's financial performance is dependent upon how well Floyd reacts to inflationary pressures. Floyd's asset/liability management policy and the periodic review of the pricing of Floyd's banking products and services are both designed to manage the risk of inflation.

YEAR 2000

          The use of computer software and imbedded microchips that rely on a two digit number the define the year may result in
processing problems at January 1, 2000.   Similar malfunctions could
occur on several other dates as well, such as September 9, 1999, even if the date field contains four digits, since the date "9999" may be misinterpreted by computer programs. In consideration of the potential impact of Year 2000 problems on Floyd and its customers, careful planning has been initiated to ensure minimal disruption of bank operations. Failure to identify and correct potential Year 2000 problems could result in system processing errors and a material disruption of Floyd's normal banking operations.

          Floyd performs most of it data processing in-house using computer hardware and software purchased from third-party providers. The software is used to process all main banking applications, including teller processing, loans, deposits, check processing and financial accounting. In addition, various ancillary systems and third-party service providers are used for services such as payroll, ATM processing, accounts payable, document preparation and mortgage
loan processing.   Floyd is also dependent upon non-information
technology equipment that contains imbedded microchips that could malfunction as a result of Year 2000, including vault doors, telephone equipment, security equipment and HVAC systems. Failure of utility services, such as electricity providers, could have a significant impact on Floyd's operations and, potentially, the overall economy in Floyd's primary market area.

          Other risks associated with Year 2000 include liquidity risk and credit risk. Liquidity risk is the potential adverse impact to Floyd's earnings and capital resulting from an inability to raise sufficient cash to meet obligations as they come due. As a banking company, these obligations are primarily deposit accounts.
Significant withdrawal activity that could result in a panic situation could force Floyd to liquidate investments in adverse market
conditions in order to fund deposit withdrawals.   Credit risk related
to Year 2000 is generally related to commercial loan customers that could potentially experience a cash flow shortfall as a result of their failure to test and remediate their systems for Year 2000.
These loan customers could also experience cash flow difficulty caused indirectly by one more of their customers or suppliers having a
business interruption related to Year 2000.   As of March 31, 1999,
approximately 35% of Floyd's loans were to commercial/industrial companies. Management believes that the allowance for loan losses at March 31, 1999 is sufficient to absorb losses inherent in the portfolio, including losses resulting from the failure of borrowers to adequately prepare for Year 2000.

          All of Floyd's mission-critical systems have been tested and remediated as necessary in accordance with the timetable established by the Federal Financial Institutions Examination Council ("FFEIC") statement entitled "Year 2000 Project Management Awareness" that was issued in May, 1997. Management has defined "mission critical" systems as any technology element that, if not able to function properly, could result in financial liability, loss of revenue and customer service problems. The FFEIC has, under its bank supervisory authority, developed a multi-phase examination process to determine if banks are complying with the provisions of the awareness statement described above. Floyd intends to comply with all regulatory requirements established by banking regulatory authorities regarding Year 2000.

          As of December 31, 1998, Floyd has spent approximately $150,000 on Year 2000 assessment and remediation of systems. Management expects to spend an additional $20,000 during 1999. Substantially all of the Year 2000 expenditures were to related to the purchase and installation of new desktop computers, file servers and peripheral equipment. This cost of this equipment will be depreciated over an expected average life of five years.

          In accordance with recently issued accounting guidelines on how Year 2000 cost should be recognized for financial statement purposes, Floyd intends to recognized as current period expense any costs associated with the planning and testing for Year 2000. Floyd expects to fund the costs associated with Year 2000 preparedness out of its normal operating cash flows. No major technology initiatives have been postponed as a result of Year 2000 preparation that would have a material impact on Floyd's financial condition or results of operations.

          A Business Disruption Contingency Plan that will be implemented in the even of any internal or external system failure related to Year 2000 has been prepared by Floyd's management. This plan provides for implementation of alternative processes in the event that computerized systems cannot function properly. Management is reviewing and refining the contingency plan on an on-going basis.

COMPARISON OF THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998

NET INCOME

          Net income for the three months ended March 31, 1999 was $200,000, compared with $108,000 for the same period in 1998. Diluted earnings per share for the first quarter of 1999 were $.27, an increase of $.09, or 50%, compared with the same period in 1998. The return on average stockholders' equity for the first quarter of 1999 was 11.2%, compared with 8.6% for the same period in 1998. The return on average assets for the first three months of 1999 was .87%, compared with .63% for the first quarter of 1998.

NET INTEREST INCOME

          Net interest income for the three months ended March 31, 1999 totaled $1.07 million, an increase of $286,000, or 37%, over the same period in 1998. This increase was primarily due to the increase in average interest bearing assets of $20.1 million, or 31%, compared with the first quarter of 1998. The increase in average interest bearing assets was funded primarily by growth in average deposits of $14.2 million and net additional borrowings from the Federal Home Loan Bank (FHLB) of $5.0 million.

          The net interest margin for the first three months of 1999 was 5.04%, an increase of 20 basis points over the same period in 1998. The increase is primarily attributed to improved yields on the securities portfolio resulting from the purchase of mortgage-backed securities and decreased funding costs achieved through growth in money market deposit accounts.

PROVISION FOR LOAN LOSSES

          The provision for loan losses for the three months ended March 31, 1999 was $90,000, an increase of $30,000 over the comparable 1998 period. This increase is primarily due to growth in outstanding loans, which increased $4.9 million during the first quarter, and the result of an increase in net charge-offs of approximately $47,000. The ratio of allowance for loan losses to outstanding loans at March 31, 1999 was 1.22%, compared with 1.31% at March 31, 1998.

NON-INTEREST INCOME

          Non-interest income for the first three months of 1999 was $152,000, an increase of $74,000, or 95%, from the same period in 1998. Service charges on deposit accounts totaled $90,000 for the first quarter of 1999, an increase of $34,000 over the comparable 1998 period. This increase was primarily attributed to an increase in the volume and number of deposit accounts during the past year and the addition of one large corporate account. Other non-interest income was positively impacted by the addition of brokerage services through a third-party marketer, which are sold by a registered representative employed by Floyd. This service was introduced during the first quarter of 1998 but did not produce any revenue until the second quarter of 1998. Brokerage revenue for the first quarter of 1999 was approximately $28,000 on total investment sales of approximately $842,000.

NON-INTEREST EXPENSE

          Total non-interest expense for the three months ended March 31, 1999 was $804,000, an increase of $179,000, or 29%. Employee salary and benefit expense increased by $96,000 due to the addition of new staff to handle the growth in loans and deposits experienced during 1998, staff additions for a new branch bank office opened in July, 1998, and commission payments related to the brokerage operation discussed above. Occupancy expense increased by $43,000 compared to the first quarter of 1998 primarily because of expenses related to the opening of a new branch banking office and depreciation expense of computer network and check imaging equipment that was acquired in late 1998.

INCOME TAXES

          Income taxes for the first three months of 1999 were $126,000, compared with $67,000 for the same period in 1998. The effective tax rate (as a percentage of pre-tax income) for the first three months of 1999 was 38.7%, compared with 38.3% for the same period in 1998.

BALANCE SHEET OVERVIEW

          Total assets at March 31, 1999 were $93.3 million, an increase of $476,000 from year-end 1998. Average assets for the first quarter of 1999 were $92.0 million, compared with $68.9 million for the same period in 1998.

          Total loans at March 31, 1999 were $66.3 million, an increase of $5.0 million from year-end 1998. The growth in the loan portfolio is primarily due to the strong local economy, with the greatest growth coming in the commercial and consumer categories.

          Total deposits at March 31, 1999 were $73.6 million, compared with $75.2 million at December 31, 1998. The decline in deposits is a result of management's plan to de-emphasize the use of interest bearing deposits to fund asset growth and to instead utilize wholesale funding sources, such as FHLB advances.

ASSET QUALITY

          Non-performing assets, which include non-accrual loans, loans past-due 90 days or more and still accruing interest and other real estate owned, totaled $58,000 at March 31, 1999, compared with $146,000 and December 31, 1998. Total other real estate owned at March 31, 1999 was $28,000 and consisted of one multi-family property, compared with $48,000 at year-end 1999. The decrease in non-performing loans was principally the result of charge-offs, which on a net basis totaled $53,000 for the first quarter of 1999.

          The allowance for loan losses ("ALL") at March 31, 1999 totaled $809,000 compared with $751,000 at December 31, 1998. The ratio of allowance for loan losses to outstanding loans at March 31, 1999 was 1.22%, unchanged from year-end 1998. Net charge-offs for the three months ended March 31, 1999 were $53,000.

          Management believes the ALL at March 31, 1999 is sufficient to absorb credit losses inherent in the loan portfolio. This judgment is based on the best available information and involves a significant degree of uncertainty.

REGULATORY CAPITAL AND DIVIDENDS

          The leverage, Tier I risk-based and Total risk-based capital ratios were 7.90%, 9.95% and 11.06%, respectively, as of March 31, 1999. These three capital ratios are all in excess of the regulatory requirement for "well capitalized" status at March 31, 1999 and December 31, 1998.

          No cash dividends were declared or paid during the first quarter of 1999.

            INFORMATION ABOUT UNITED COMMUNITY BANKS, INC.

DESCRIPTION OF BUSINESS

          United was incorporated under the laws of the state of Georgia in 1987. All of United's activities are currently conducted through its wholly-owned subsidiaries: United Community Bank, which was organized as a Georgia banking corporation in 1950; Carolina Community Bank, which United acquired in 1990; Peoples Bank, which United acquired in 1992; Towns County Bank, which United also acquired in 1992; White County Bank, which United acquired in 1995; First Clayton Bank & Trust, which United acquired in 1997; and the Bank of Adairsville, which United acquired in March 1999. In addition, United owns two consumer finance companies: United Family Finance Co. and United Family Finance Co. of North Carolina.

          At March 31, 1999, United had total consolidated assets of approximately $1.68 billion, total loans of approximately $1.08 billion, total deposits of approximately $1.24 billion and shareholders' equity of $89.8 million.

RECENT DEVELOPMENTS

          ACQUISITION OF BANK OF ADAIRSVILLE. On March 15, 1999, United acquired Bank of Adairsville for $7.05 million in cash in a transaction which was accounted for as a purchase. As of March 31, 1999, Adairsville had $35.6 million of total assets, $31.7 million of total liabilities and $3.9 million of total equity. The assets included $13.4 million of securities available for sale and $14.1 million of loans, net of allowance for loan losses. Total liabilities included $31.6 million of deposits, of which $4.5 million were non-interest bearing demand deposits and $27.1 million were interest bearing deposits.

          ISSUANCE OF TRUST PREFERRED SECURITIES.  In July 1998,
United created a Delaware statutory business trust, which issued $21 million of guaranteed preferred beneficial interests ("Capital Securities") to institutional investors. The Capital Securities represent guaranteed preferred beneficial interests in $21.7 million principal amount of junior subordinated deferrable interest debentures ("Subordinated Debentures") issued by United to the business trust. Holders of Capital Securities are entitled to receive preferential cumulative cash distributions accumulating from the date of their original issuance and payable semi-annually. The distribution rate, distribution payment dates and other payment dates for the Capital Securities correspond to the interest rate, interest payment dates and other payment dates for the Subordinated Debentures. For regulatory purposes, the Capital Securities are treated as Tier I capital of United. The Subordinated Debentures are the sole assets of the business trust, and bear interest at 8.125% with a maturity date of July 15, 2028. United may redeem the Subordinated Debentures, and the business trust may redeem the Capital Securities, in whole or in part, on or after July 15, 2008. If the Subordinated Debentures and the Capital Securities are redeemed in part or in whole prior to January 1, 2008, the redemption price will include a premium ranging from 4.06% in 2008 to .41% in 2017.

          PUBLIC STOCK OFFERINGS. In May 1997, United completed a public offering of 300,000 shares of United common stock, pursuant to which United raised $6,476,000 in additional capital. United invested the additional capital in United Community Bank and Carolina Community Bank.

          SALE OF $3,500,000 CONVERTIBLE SUBORDINATED PAYABLE-IN-KIND DEBENTURES DUE DECEMBER 31, 2006. On December 31, 1996, United completed a sale of convertible subordinated payable-in-kind debentures due December 31, 2006 (the "2006 Debentures"). The 2006 Debentures bear interest at the rate of one quarter of one percentage point over the prime rate per annum as quoted in The Wall Street Journal, payable on April 1, July 1, October 1, and January 1 of each year beginning on April 1, 1997, to holders of record at the close of business on the 15th day of the month immediately preceding the interest payment date. For additional information on the 2006 Debentures, see "Description of Securities of United."

DESCRIPTION OF SECURITIES

          The following is a summary of material provisions of United's common stock, preferred stock, the 2006 Debentures and the Trust Preferred Securities:

          GENERAL. The authorized capital stock of United consists of 10,000,000 shares of common stock, $1.00 par value per share, and 10,000,000 shares of preferred stock, $1.00 par value per share. As of March 31, 1999, 7,688,309 shares, including 140,000 shares deemed outstanding pursuant to the 2006 Debentures and presently exercisable options to acquire 154,704 shares of United's common stock, were issued and outstanding, and no shares of preferred stock were issued and outstanding. At the same date, 2006 Debentures in the principal amount of $3,500,000 were outstanding.

          COMMON STOCK. All voting rights are vested in the holders of the common stock. Each holder of common stock is entitled to one vote per share on any issue requiring a vote at any meeting. The shares do not have cumulative voting rights. All shares of United common stock are entitled to share equally in any dividends that United's Board of Directors may declare on United's common stock from sources legally available for distribution. The determination and declaration of dividends is within the discretion of United's Board of Directors.
Upon liquidation, holders of United's common stock will be entitled to receive on a pro rata basis, after payment or provision for payment of all debts and liabilities of United, all assets of United available for distribution, in cash or in kind.

          The outstanding shares of United common stock are, and the shares of United common stock to be issued by United in connection with the merger will be, duly authorized, validly issued, fully paid and nonassessable.

          PREFERRED STOCK. United is authorized to issue 10,000,000 shares of preferred stock, issuable in specified series and having specified voting, dividend, conversion, liquidation and other rights and preferences as United's Board of Directors may determine. The preferred stock could be issued for any lawful corporate purpose without further action by United shareholders. The issuance of any preferred stock having conversion rights might have the effect of diluting the interests of United's other shareholders. In addition, shares of preferred stock could be issued with certain rights, privileges and preferences which would deter a tender or exchange offer or discourage the acquisition of control of United. The Board of Directors presently has no plans to issue any preferred stock.

          DEBENTURES. Debentures in the principal amount of $3,500,000 which are due on December 31, 2006 are outstanding as of the date hereof (the "2006 Debentures"). The 2006 Debentures bear interest at the rate of one quarter of one percentage point over the prime rate per annum as quoted in THE WALL STREET JOURNAL, payable on April 1, July 1, October 1, and January 1 of each year commencing on April 1, 1997, to holders of record at the close of business on the 15th day of the month immediately preceding the interest payment date. Interest is computed on the basis of the actual number of days elapsed in a year of 365 or 366 days, as applicable. Interest on the 2006 Debentures is payable, at the option of the Board of Directors of United, in cash or in an additional debenture with the same terms as the 2006 Debentures.

          The 2006 Debentures may be redeemed, in whole or in part from time to time on or after January 1, 1998, at the option of United upon at least 20 days and not more than 60 days notice, at a redemption price equal to 100% of the principal amount of the Debentures to be redeemed plus interest accrued and unpaid as of the date of redemption.

          The holder of any 2006 Debentures not called for redemption will have the right, exercisable at any time up to December 31, 2006, to convert those Debentures at the principal amount thereof into shares of United common stock at the conversion price of $25 per share, subject to adjustment for stock splits and stock dividends.

          The 2006 Debentures are unsecured obligations of United and are subordinate in right of payment to all obligations of United to its other creditors, except obligations ranking on a parity with or junior to the 2006 Debentures. The 2006 Debentures were not issued pursuant to an indenture, and no trustee acts on behalf of debentureholders.

          TRANSFER AGENT AND REGISTRAR.  The Transfer Agent and
Registrar for United's common stock and the 2006 Debentures is SunTrust Bank, Atlanta, 58 Edgewood Avenue, Room 2000, Atlanta,
Georgia 30303.

                            LEGAL OPINIONS

          Kilpatrick Stockton LLP, Suite 2800, 1100 Peachtree Street, Atlanta, Georgia 30309-4530, counsel to United, will provide an opinion as to the (a) legality of the United common stock to be issued in connection with the merger and (b) the income tax consequences of the merger. As of the date of this proxy statement/prospectus, members of Kilpatrick Stockton LLP own an aggregate of 2,000 shares of United common stock.


                                EXPERTS

          The audited consolidated financial statements of United and its subsidiaries included or incorporated by reference in this proxy statement/prospectus and elsewhere in the registration statement have been audited by Porter Keadle Moore LLP, independent certified public accountants, as indicated in their related audit reports, and are included on the authority of that firm as experts in giving those reports.

          The audited consolidated financial statements of Floyd included in this proxy statement/prospectus and elsewhere in the registration statement have been audited by Read Martin & Slickman, independent certified public accountants, as indicated in their related audit reports, and are included on the authority of that firm as experts in giving those reports.


                             OTHER MATTERS

          Management of Floyd knows of no other matters which may be brought before the special shareholders' meeting. If any matter other than the proposed merger or related matters should properly come before the special meeting, however, the persons named in the enclosed proxies will vote proxies in accordance with their judgment on those matters.


Rome, Georgia                      By Order of the Board of Directors,


August 3, 1999                     Kenneth Guice
                                   Secretary

                                            INDEX TO FLOYD FINANCIAL DATA


                                                                                                        Page
Consolidated Balance Sheets as of March 31, 1999 December 31, 1998 (Unaudited) . . . . . . . . . . . .   F-2
Consolidated Statements of Income for the Three Months
  Ended March 31, 1999 and 1998 (Unaudited) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-3
Consolidated Statements of Cash Flows for the Three Months Ended
  March 31, 1999 and 1998 (Unaudited) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-4
Consolidated Statements of Comprehensive Income  for the Three Months
  Ended March 31m, 1999 and 1998 (Unaudited). . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-5
Consolidated Statements of Earnings Per Share for the Three Months
  Ended March 31, 1999 (Unaudited)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-6
Notes to Consolidated Financial Statements (Unaudited)  . . . . . . . . . . . . . . . . . . . . . . . .  F-7
Consolidated Financial Statements for the Years Ended
  December 31, 1998 and 1997  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-8



                                                       F-1


                                       1ST FLOYD BANKSHARES, INC. AND SUBSIDIARY
                                       UNAUDITED CONSOLIDATED BALANCE SHEET


(in thousands, except per share data)                         March 31,          December 31,
                                                                 1999                1998
                                                             ----------          ------------
ASSETS

   Cash and due from banks                                   $    3,447                2,592
   Federal funds sold                                               -                  5,820
                                                             ----------            ---------
     Cash and cash equilvalents                                   3,447                8,412
                                                             ----------            ---------

   Securities available for sale                                 19,675               20,306
   Loans, net of unearned income                                 66,291               61,294
      Less:  Allowance for loan losses                             (809)                (751)
                                                             ----------            ---------
         Loans, net                                              65,482               60,543
                                                             ----------            ---------
   Premises and equipment, net                                    2,749                2,709
   Accrued interest receivable                                      641                  687
   Other assets                                                   1,282                  143
                                                             ----------            ---------
         Total assets                                        $   93,276               92,800
                                                             ==========            =========
LIABILITIES AND STOCKHOLDERS' EQUITY

  Deposits:
    Demand                                                   $    9,831                9,049
    Interest bearing demand                                       7,935                7,906
    Savings                                                      20,390               18,851
    Time                                                         35,470               39,393
                                                             ----------            ---------
         Total deposits                                          73,626               75,199
                                                             ----------            ---------

  Accrued expenses and other liabilities                            482                  515
  Federal funds purchased and repurchase agreements                 950                  -
  Federal Home Loan Bank advances                                11,000               10,000
                                                             ----------            ---------
         Total liabilities                                       86,058               85,714
                                                             ----------            ---------
  Stockholders' equity:
     Common Stock                                                   720                  720
     Treasury Stock                                                 -                     (1)
     Retained earnings                                            6,543                6,343
     Accumulated other comprehensive income                         (45)                  24
                                                             ----------            ---------
         Total stockholders' equity                               7,218                7,086
                                                             ----------            ---------
         Total liabilities and stockholders' equity          $   93,276               92,800
                                                             ==========            =========

Outstanding common shares                                       720,000              720,000
Book value per common share                                  $    10.03                 9.84

See notes to consolidated financial statements

                                       1ST FLOYD BANKSHARES, INC. AND SUBSIDIARY
                                      UNAUDITED CONSOLIDATED STATEMENTS OF INCOME


                                                                   For the Three Months
                                                                      Ended March 31,
(in thousands, except per share data)                              1999            1998
------------------------------------------------------------------------------------------
INTEREST INCOME:
  Interest and fees on loans                                    $  1,621          1,294
  Interest on federal funds sold                                      31             13
  Interest on investment securities:
     Tax exempt                                                       28              5
     Taxable                                                         237            190
                                                                --------        -------
        Total interest income                                      1,917          1,502
                                                                --------        -------
INTEREST EXPENSE:
  Interest on deposits:
      Demand                                                          33             28
      Savings                                                        195            108
      Time                                                           487            549
  Federal funds purchased and FHLB advances                          134             35
                                                                --------        -------
      Total interest expense                                         849            720
                                                                --------        -------
      Net interest income                                          1,068            782
  Provision for loan losses                                           90             60
                                                                --------        -------
      Net interest income after provision for loan losses            978            722
                                                                --------        -------
NONINTEREST INCOME:
  Service charges and fees                                            90             56
  Securities gains, net                                                3              4
  Other non-interest income                                           59             18
                                                                --------        -------
     Total noninterest income                                        152             78
                                                                --------        -------
NONINTEREST EXPENSE:
  Salaries and employee benefits                                     473            377
  Occupancy                                                          133             90
  Other noninterest expense                                          198            158
                                                                --------        -------
     Total noninterest expense                                       804            625
                                                                --------        -------
  Income before income taxes                                         326            175
Income taxes                                                         126             67
                                                                --------        -------
     NET INCOME                                                 $    200            108
                                                                --------        -------

  Basic earnings per share                                      $   0.28           0.18
  Diluted earnings per share                                    $   0.27           0.18

  Average shares outstanding                                         720            600
  Diluted average shares outstanding                                 737            609


See notes to consolidated financial statements.

                                                       F-3


                                       1ST FLOYD BANCSHARES, INC. AND SUBSIDIARY
                                    UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                              For the Three Months
                                                                                  Ended March 31,

(IN THOUSANDS)                                                               1999               1998
------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                             $   200                108
   Adjustments to reconcile net income to net cash
     provided (used) by operating activities:
        Depreciation, amortization and accretion                               89                 45
        Provision for loan losses                                              90                 60
         Gain on sale of investment securities                                 (3)                (4)
                                                                          -------            -------
        Change in assets and liabilities:
           Interest receivable and other assets                            (1,093)               (98)
           Accrued expenses and other liabilities                               3                152

              Net cash (used in) provided by operating activities            (714)               263


Cash flows from investing activities:
   Proceeds from maturities and calls of securities available for           2,745                800
     sale
   Purchases of securities available for sale                              (2,242)            (6,442)
   Net increase in loans                                                   (5,029)            (3,742)
   Purchase of bank premises and equipment                                   (103)              (377)
                                                                          -------            -------
              Net cash used in investing                                   (4,629)            (9,761)

Cash flows from financing activities:
   Net increase in demand and savings deposits                              2,350              2,895
    Net (decrease) increase in time deposits                               (3,923)             4,187
   Net change in federal funds purchased                                      950               (410)
   Net increase in FHLB advances                                            1,000              4,000
   Proceeds from sale of treasury stock                                         1                -
                                                                          -------            -------
              Net cash provided by financing activities                       378             10,672

Net change in cash and cash equivalents                                    (4,965)             1,174

Cash and cash equivalents at beginning of period                            8,412              2,554
                                                                          -------            -------
Cash and cash equivalents at end of period                                $ 3,447              3,728
                                                                          =======            =======
   Supplemental disclosures of cash flow information:
        Cash paid during the period for:
          Interest                                                        $  859                 748
          Income taxes                                                    $   93                  68


                                       1ST FLOYD BANCSHARES, INC. AND SUBSIDIARY
                                UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME


                                                                                  For the Three Months
                                                                                     Ended March 31,

(in thousands)                                                                1999                    1998
------------------------------------------------------------------------------------------------------------
Net Income                                                                $    200                     108

Other comprehensive income, before tax:
     Unrealized holding gains (losses) on investment
        securities                                                            (105)                    (29)
     Less reclassification adjustment for gains (losses)
        on securities available for sale                                         5                       6
                                                                           -------                --------
     Total other comprehensive income, before tax                             (100)                    (23)
                                                                           -------                --------
Income tax expense (benefit) related to other
     comprehensive income
     Unrealized holding gains (losses) on investment
        securities                                                             (36)                    (10)
     Less reclassification adjustment for gains (losses)
        on securities available for sale                                         2                       2
                                                                           -------                --------
     Total income tax expense (benefit) related to other
        comprehensive income                                                   (34)                     (8)
                                                                           -------                --------

     Total other comprehensive income, net of tax                              (66)                    (15)
                                                                           -------                --------
        Total comprehensive income                                         $   134                      93
                                                                           -------                --------





                                                       F-5


                                   1ST FLOYD BANKSHARES, INC. AND SUBSIDIARY
                                   UNAUDITED STATEMENT OF EARNINGS PER SHARE


                                                                    For the Three Months Ended
(In thousands, except per share data)                                 1999               1998
---------------------------------------------------------------------------------------------
Basic earnings per share:
  Weighted average shares outstanding                               $  720                600
  Net income                                                           200                108
  Basic earnings per share                                            0.28               0.18

Diluted earnings per share:
  Net effect of the assumed exercise of
  stock options based on the treasury
  stock method using average market                                     17                  9
  price for the period

  Total weighted average shares and
  common stock equivalents outstanding                                 737                609

  Net income, as reported                                              200                108

  Diluted earnings per share                                        $ 0.27               0.18


                                                       F-6

1st Floyd Bankshares, Inc.
Notes to Consolidated Financial Statements



NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The accounting and financial reporting policies of 1st Floyd Bankshares
("Floyd") and its subsidiary conform to generally accepted accounting principles and general banking industry practices. Floyd's consolidated financial statements have not been audited and all material intercompany balances and transactions have been eliminated. A more detailed description of Floyd's accounting policies is included in the 1998 unaudited consolidated financial statements.

In management's opinion, all accounting adjustments necessary to accurately reflect the financial position and results of operations on the accompanying financial statements have been made. These adjustments are considered normal and recurring accruals considered necessary for a fair and accurate presentation. The results for interim periods are not necessarily indicative of results for the full year or any other interim periods.


                                     F-7

                   INDEPENDENT AUDITOR'S REPORT


The Board of Directors
1st Floyd Bankshares, Inc.
   and Subsidiary
Rome, Georgia


          We have audited the accompanying consolidated balance sheets of 1st Floyd Bankshares, Inc. and Subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.


          We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of 1st Floyd Bankshares, Inc. and Subsidiary as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ Read Martin & Slickman, C.P.A.'s

Rome, Georgia

March 19, 1999


                                  F-8


                                       1st FLOYD BANKSHARES, INC. AND SUBSIDIARY
                                                     ROME, GEORGIA
                                              CONSOLIDATED BALANCE SHEETS
                                               December 31, 1998 and 1997



                                 ASSETS                                          1998                   1997
 Cash and due from banks                                                    $  2,592,427         $  2,553,848
 Federal funds sold                                                            5,820,000                  - -
 Securities available-for-sale (Note 2)                                       19,393,445            9,881,919
 Securities held-to-maturity (Note 2)                                            912,700              146,400
 Loans, less allowance for loan losses
   Of $750,738 and $636,639, respectively (Note 3)                            60,543,715           48,527,713
 Premises and equipment, net (Note 4)                                          2,709,293            1,562,134
 Other assets                                                                    828,450              653,809
                                                                            ------------         ------------

       Total assets                                                         $ 92,800,030         $ 63,325,823
                                                                            ============         ============
                                                             F-9


                                                                                1998                  1997
                  LIABILITIES AND STOCKHOLDERS' EQUITY

 Deposits:                                                                  $  9,049,248         $  6,616,219
    Noninterest-bearing demand                                                25,017,077           14,931,202
    Interest-bearing demand                                                    5,983,176            4,871,502
    Savings                                                                   11,848,109            8,894,636
    Time, $100,000 and over                                                   23,301,638           21,362,572
    Other time                                                                        --              410,000
    Federal funds purchased                                                   10,000,000            1,000,000
    Other borrowed funds (Note 5)                                                514,480              266,309
    Accrued interest and other liabilities                                  ------------          -----------

         Total liabilities                                                    85,713,728           58,352,440
                                                                            ------------          -----------

 COMMITMENTS AND CONTINGENCIES (Note 7)

 STOCKHOLDERS' EQUITY
    Common stock, $1 par value; 10,000,000
    shares authorized; 720,000 shares issued
    and outstanding in 1998 and 1997, respectively                              720,000              600,000
    Treasury stock                                                               (1,300)                 --
    Retained earnings                                                         6,342,641            4,353,619
    Net unrealized gain (loss) on available-for-sale
      securities, net of tax expense of $12,858
      in 1998 and net of tax benefit of $10,181                                  24,961               19,764
                                                                           ------------          -----------

         Total Stockholders' equity                                           7,086,302            4,973,383
                                                                           ------------          -----------

         Total liabilities and stockholders' equity                        $ 92,800,030          $63,325,823
                                                                           ============           ===========


                            The Notes to Consolidated Financial Statements are an integral part of these statements.

                                                              F-10

                                          1st FLOYD BANKSHARES, INC. AND SUBSIDIARY

                                 CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
                                           Years Ended December 31, 1998 and 1997

                                                                                1998                  1997
 Investment income:
    Interest and fees on loans                                            $  5,924,361          $  3,814,757
    Interest on securities available-for-sale                                  974,900               507,844
    Dividends on securities held-to-maturity                                    48,726                 4,456
    Interest on federal funds sold                                             126,643                80,828
                                                                          ------------          ------------
                                                                             7,074,630             4,407,885
                                                                          ------------          ------------
 Interest expense:
    Interest-bearing demand                                                    620,296               390,766
    Interest on savings                                                        268,678               175,332
    Interest on time deposits - $100,000 or more                               683,688               266,890
    Interest on other time deposits                                          1,396,272             1,075,559
    Interest on federal funds purchased                                          5,599                13,166
    Interest - other                                                           388,910                   192
                                                                          ------------          ------------
                                                                             3,363,443             1,921,905
                                                                          ------------          ------------
         Net interest income                                                 3,711,187             2,485,980

 Provision for loan losses                                                     240,000               180,000
                                                                          ------------          ------------

         Net interest income after provision for loan losses                 3,471,187             2,305,980
                                                                          ------------          ------------
 Other income:
    Service charges                                                            368,851               211,916
    Other operating income                                                      48,862                 8,165
                                                                          ------------          ------------
                                                                               417,713               220,081
                                                                          ------------          ------------
 Other expense:
    Salaries and employee benefits                                           1,672,910             1,218,574
    Occupancy and equipment expense                                            381,194               254,147
    Other operating expenses                                                   811,679               513,443
                                                                          ------------          ------------
                                                                             2,865,783             1,986,164
                                                                          ------------          ------------
    Income before provision for income taxes                                 1,023,117               539,897

 Provision for income taxes (Note 11)                                          402,095               220,500
                                                                          ------------          ------------
         Net income                                                            621,022               319,397

 Other comprehensive income, net of tax
    Unrealized gains on available-for-sale securities                            5,197                31,579
                                                                         -------------         -------------
         Comprehensive income                                            $     626,219         $     350,976
                                                                         =============         =============

             The Notes to Consolidated Financial Statements are an integral part of these statements.

                                              1st FLOYD BANKSHARES, INC. AND SUBSIDIARY

                                      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                                 Years Ended December 31, 1998 and 1997

                                                                                      Net Unrealized Gain
                                                             Treasury     Retained    (Loss) on Available-
                               Shares        Par Value         Stock       Earnings   For-Sale Securities      Total
                               ----------------------------------------------------------------------------------------
Balance, January 1, 1997       600,000     $  600,000     $      - -      $4,094,222     $   (11,815)        $4,682,407

Dividends paid                    - -            - -             - -         (60,000)            - -            (60,000)

Net income                        - -            - -             - -         319,397             - -            319,397

Net change in unrealized
  loss on available-for-sale
  securities                      - -            - -             - -            - -            31,579            31,579
                               -------     ---------     ------------     ----------      -----------         ----------
Balance, December 31, 1997     600,000        600,000            - -       4,353,619           19,764         4,973,383

Sale of stock                  120,000        120,000            - -       1,440,000              - -          1,560,000

Purchase of treasury stock        - -            - -           (1,300)          - -               - -             (1,300)

Dividends paid                    - -            - -             - -         (72,000)             - -            (72,000)

Net income                        - -            - -             - -         621,022              - -            621,022

Net change in unrealized
  gain on available-for-sale
  securities                      - -            - -             - -            - -             5,197              5,197
                               -------     ---------     ------------     ----------      -----------         ----------
Balance, December 31, 1998     720,000     $ 720,000     $     (1,300)    $6,342,641      $    24,961         $7,086,302

                  The Notes to Consolidated Financial Statements are an
                           integral part of these statements.

                                     1st FLOYD BANKSHARES, INC. AND SUBSIDIARY

                                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                       Years Ended December 31, 1998 and 1997

                                                                            1998                   1997
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                         $      621,022         $     319,397
  Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation and amortization                                            181,427                93,740
   Donation of property                                                      21,830                    --
   Realized (gain) loss on sale of securities                                (9,848)                4,902
   (Gain) loss on sale of property                                          (39,003)                (927)
   Increase (decrease) in allowance for loan losses                         114,099               225,994
   (Increase) decrease in other assets                                     (178,936)            (177,678)
   Increase (decrease) in accrued interest and other
     liabilities                                                            245,493                44,142
                                                                     --------------         -------------
             Net cash provided by operating activities                      956,084               509,570
                                                                     --------------         -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from available-for-sale securities                           11,190,861              3,979,496
  Purchase of available-for-sale securities                             (20,864,665)           (6,495,319)
  Purchase of securities held-to-maturity                                  (766,300)             (146,400)
  (Increase) decrease in loans                                          (12,130,101)          (21,549,054)
  Purchase of property and equipment                                     (1,457,117)             (173,374)
  Proceeds from sale of property and equipment                              150,000               395,695
                                                                     --------------         -------------
             Net cash used in investing activities                      (23,697,322)          (23,988,956)
                                                                     --------------         -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase (decrease) in demand deposits, savings accounts,
    and certificates of deposits                                         18,523,117            20,826,750
  Increase (decrease) in capital lease obligation                                --                (3,221)
  Increase (decrease) in other borrowed funds                             9,000,000             1,000,000
  Increase (decrease) in federal funds purchased                           (410,000)              410,000
  Cash dividends paid                                                       (72,000)              (60,000)
  Sale of common stock                                                    1,560,000                    --
  Purchase of treasury stock                                                 (1,300)                   --
                                                                     --------------         -------------
             Net cash provided by financing activities                   28,599,817            22,173,529
                                                                     --------------         -------------
NET INCREASE (DECREASE) IN CASH, DUE
  FROM BANKS AND FEDERAL FUNDS SOLD                                    $  5,858,579          $ (1,305,857)

CASH, DUE FROM BANKS AND FEDERAL
  FUNDS SOLD AT BEGINNING OF YEAR                                         2,553,848              3,859,705
                                                                       ------------            -----------

CASH, DUE FROM BANKS AND FEDERAL
  FUNDS SOLD AT END OF YEAR                                            $  8,412,427          $  2,553,848
                                                                       ============            ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
   Cash paid during the period for:
     Interest                                                          $  3,322,520           $  1,832,748
     Income taxes                                                      $    208,200           $    252,557

                The Notes to Consolidated Financial Statements are an integral part of these statements.
                                                     F-13

                  1st FLOYD BANKSHARES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1998 and 1997



NOTE 1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
         POLICIES

         Organization:

         1st Floyd Bankshares, Inc. is a one-bank holding company whose business is presently conducted by its wholly owned subsidiary, 1st Floyd Bank, Rome, Georgia.

         The accounting and reporting policies of the Company and its subsidiary conform to generally accepted accounting principles and with general practices within the banking industry.

         Principles of consolidation:

         The consolidated financial statements include the accounts of the Company and its subsidiary. Significant intercompany transactions and accounts are eliminated in consolidation. Assets held by the Bank in a fiduciary or agency capacity are not assets of the Company and are not included in the consolidated financial statements.

         Securities held-to-maturity:

         Securities held-to-maturity are those securities which the Bank has the intent and the ability to hold until maturity. These securities are stated at cost, adjusted for amortization of premiums and accretion of discounts. Gains or losses on disposition are based on the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

         Securities available-for-sale:

         Available-for-sale securities consist of bonds, notes, debentures, and certain equity securities not classified as trading securities nor as held-to-maturity securities.

         Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of shareholders' equity until realized.

                  1st FLOYD BANKSHARES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1998 and 1997


NOTE 1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
         POLICIES (Continued)

         Securities available-for-sale: (Continued)

         Gains and losses on the sale of available-for-sale securities are determined using the specific identification method.

         Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary will result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

         Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

         Loans receivable:

         Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

         Discounts and premiums on purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

         Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

         The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

                  1st FLOYD BANKSHARES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1998 and 1997



NOTE 1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
         POLICIES (Continued)

         Loans receivable:  (Continued)

         The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

         Premises and equipment:

         Land is carried at cost. Building, leasehold improvements, and furniture, fixtures, and equipment are carried at cost, less accumulated depreciation and amortization. Buildings and furniture, fixtures, and equipment are depreciated using the straight-line and accelerated methods over the estimated useful lives of the assets.

         Foreclosed real estate:

         Included in property and equipment is real estate properties acquired through, or in lieu of, loan foreclosure which are initially recorded at the lower of cost or fair market value at the date of foreclosure. Costs relating to improvements of property are capitalized, whereas costs relating to holding property are expenses.

         Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated net realizable value.

         Income taxes:

         Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

NOTE 1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
         POLICIES (Continued)

         Cash flows:

         For purposes of reporting cash flows, cash includes cash on hand, amounts due from banks and federal funds sold with an original maturity of three months or less.

         Concentration of credit risk:

         The Bank primarily grants installment, commercial and real estate loans to customers in Floyd County. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their commitments is dependent upon the Floyd County economy.

         Fair values of financial instruments:

         The following methods and assumptions were used by the Bank in estimating fair values of financial instruments as disclosed herein:

             CASH AND SHORT-TERM INSTRUMENTS

             The carrying amounts of cash and short term instruments approximate their fair value.

             TRADING SECURITIES

             Fair values for trading account securities, which are the amounts recognized in the consolidated balance sheet, are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments, except in the case of certain swaps, where pricing models are used.

             AVAILABLE-FOR-SALE AND HELD-TO-MATURITY SECURITIES

             Fair values for securities, excluding restricted equity securities, are based on quoted market prices. The carrying values of restricted equity securities approximate fair values.

                  1st FLOYD BANKSHARES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1998 and 1997

NOTE 1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
         POLICIES (Continued)

         Fair values of financial instruments: (Continued)

             LOANS RECEIVABLE

             For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans, credit-card loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable.

             CUSTOMERS' LIABILITIES ON ACCEPTANCES AND
             ACCEPTANCES OUTSTANDING

             Customer liabilities on acceptances and acceptances outstanding approximate their fair market value.

             DEPOSIT LIABILITIES

             The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date. The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

                  1st FLOYD BANKSHARES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1998 and 1997


NOTE 1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
         POLICIES (Continued)

         Fair values of financial instruments: (Continued)

             SHORT-TERM BORROWINGS

             The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analysis based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

             ACCRUED INTEREST

             The carrying amounts of accrued interest approximate their fair values.

             OFF-BALANCE-SHEET INSTRUMENTS

             Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings.

         Reclassifications:

         Certain reclassifications of 1997 amounts have been made to conform to those classifications adopted in 1998.

         Comprehensive income:

         Statement of Financial Accounting Standards No. 130,
         REPORTING COMPREHENSIVE INCOME, (SFAS 130), requires that total comprehensive income be reported in the financial statements. Total comprehensive income is presented on the Statement of Income and Comprehensive Income.

                  1st FLOYD BANKSHARES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1998 and 1997

NOTE 2.  INVESTMENT SECURITIES

         Debt and equity securities have been classified in the consolidated statements of financial condition according to management's intent. The carrying amount of securities and their approximate fair values December 31 were as follows:

                                                                    GROSS            GROSS
                                                AMORTIZED         UNREALIZED       UNREALIZED        FAIR
                                                   COST              GAINS           LOSSES          VALUE
         Available-for-sale:
          December 31, 1998:
           U.S. Agencies and Corporations        $17,261,253     $     33,736    $     - -        $17,294,989
           State and Municipal                     2,094,373            4,083          - -          2,098,456
                                                 -----------     ------------    -----------      -----------

                                                 $19,355,626     $     37,819    $     - -        $19,393,445
                                                 ===========     ============    ===========      ===========

          December 31, 1997:
           U.S. Treasury                         $   498,855     $       - -     $     2,290      $   496,565
           U.S. Agencies and Corporations          8,969,751          32,198           - -          9,001,949
           State and Municipal                       383,368              37           - -            383,405
                                                 -----------     ------------    -----------      -----------

                                                $  9,851,974     $    32,235     $     2,290      $ 9,881,919
                                                 ===========     ============    ===========      ===========
         Held-to-maturity:
          December 31, 1998:
           FHLB Stock - restricted              $     912,700    $       - -     $     - -        $   912,700
                                                 ===========     ============    ===========      ===========
          December 31, 1997:
           FHLB Stock - restricted              $     146,400    $       - -     $     - -        $   146,400
                                                =============    ============    ===========      ===========

         Gross realized gains and gross realized losses on sale of available-for-sale securities were $9,848 and $0 respectively, in 1998 and $2,027 and $6,929, respectively in 1997.

                  1st FLOYD BANKSHARES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1998 and 1997


NOTE 2.        INVESTMENT SECURITIES (Continued)

         The scheduled maturities of securities available-for-sale at December 31, 1998 were as follows:

         Available-for-sale securities:
                                                   Amortized              Fair
                                                      Cost               Value

         Due in one year or less                $  1,247,944        $  1,256,840
         Due from one to five years                3,115,522           3,123,409
         Due from five to ten years                4,378,155           4,407,607
         Due after ten years                      10,614,005          10,605,589
                                                ------------        ------------
                                                $ 19,355,626        $ 19,393,445

         Investment securities with a carrying amount of $12,884,972 at December 31, 1998, and $4,107,322 at December 31, 1997, were pledged to secure public deposits and for other purposes required or permitted by law.


NOTE 3.  LOANS RECEIVABLE

         The components of loans in the consolidated statements of financial condition as of December 31, are as follows:

                                                     1998                 1997
         Commercial                             $  6,266,887       $   4,991,033
         Mortgage                                 42,061,973          36,786,148
         Installment                              12,960,036           7,402,976
         Other                                        26,332              22,141
                                                 -----------       ------------
                                                  61,315,228          49,202,298
         Net deferred loan fees,
          premiums and discounts                     (20,775)            (37,946)
         Allowance for loan losses                  (750,738)           (636,639)
                                                ------------       -------------
         Loans, net                             $ 60,543,715       $  48,527,713
                                                ============       =============

                  1st FLOYD BANKSHARES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1998 and 1997



NOTE 3.  LOANS RECEIVABLE (Continued)

         Loans on which the accrual of interest has been discontinued or reduced amounted to $23,760 and $80,075 at December 31, 1998 and 1997, respectively.

         Changes in the allowance for loan losses for the years ended December 31, are as follows:

                                                       1998                1997
         Balance, beginning of year                $   636,639        $  410,645
          Provision charged to operations              240,000           180,000
          Loans charged off                           (161,483)          (34,214)
          Recoveries                                    35,582            80,208
                                                   -----------        ----------
         Balance, end of year                      $   750,738        $  636,639
                                                   ===========        ==========

         Loans having carrying values of $84,916 were transferred to foreclosed real estate in 1998.


NOTE 4.  PREMISES AND EQUIPMENT

         Major classifications of these assets as of December 31, are summarized as follows:

                                                 1998                   1997

         Land and improvements                $   650,596           $  416,190
         Buildings                              1,396,122              907,777
         Other real estate                         27,541                  - -
         Furniture, fixtures and equipment      1,046,832              543,604
         Automobiles                               25,035               25,035
                                               ----------           ----------
                                                3,146,126            1,892,606
         Accumulated depreciation                 436,833              330,472
                                               ----------           ----------
                                               $2,709,293           $1,562,134
                                               ==========           ==========

          Depreciation expense amounted to $177,132 in 1998 and $89,803 in 1997.

                  1st FLOYD BANKSHARES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1998 and 1997



NOTE 5.  SHORT-TERM BORROWINGS

         Federal funds purchased are generally purchased on a daily basis. Other borrowed funds consist of term federal funds purchased and Federal Home Loan Bank advances, secured by customer loans, and generally mature within one to 180 days from the transaction date.


NOTE 6.  LOANS TO RELATED PARTIES

         Loans to related parties include loans made to directors, executive officers and their associates, as defined.

         The aggregate dollar amount of these loans was $2,533,142 and $2,321,298 at December 31, 1998 and 1997, respectively.


NOTE 7.  COMMITMENTS AND CONTINGENCIES

         In the normal course of business, the Bank makes various commitments and incurs certain contingent liabilities that are not presented in the accompanying financial statements. The commitments and contingent liabilities include various guarantees, commitments to extend credit, standby letters of credit, and disparate matters of litigation, which management believes a settlement, if any, will not have material effect on the financial condition of the Bank.


NOTE 8.  FINANCIAL INSTRUMENTS

         The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. Those instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statements of financial condition. The contract amount of those instruments reflect the extent of the Bank's involvement in particular classes of financial instruments.

                  1st FLOYD BANKSHARES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1998 and 1997


NOTE 8.  FINANCIAL INSTRUMENTS (Continued)

         The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit, and financial guarantees written is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Unless noted otherwise, the Bank does not require collateral or other security to support financial instruments with credit risk.

         Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

         Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions.

         The estimated fair values of the Bank's financial instruments at December 31, 1998 were as follows:

                                                                  Carrying              Fair
                                                                   Amount               Value
         Financial assets:
           Cash and due from banks, interest-bearing
            deposits with banks, and federal funds sold          $  8,412,427       $  8,412,427
           Securities available-for-sale                           19,393,445         19,393,445
           Securities held-to-maturity                                912,700            912,700
           Loans receivable                                        61,294,453         61,294,453
           Accrued interest receivable                                687,112            687,112

         Financial liabilities:
           Deposit liabilities                                     75,199,248         75,199,248

         Off-balance-sheet assets (liabilities):
           Commitments to extend credit                             7,170,000          7,170,000
           Standby letters of credit                                   65,548             65,548

                  1st FLOYD BANKSHARES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1998 and 1997


NOTE 9.  FUNDS AVAILABLE FOR DIVIDENDS

         The Subsidiary is restricted under applicable banking laws in the payment of cash dividends. Such laws generally restrict cash dividend payments if total paid-in capital and appropriated retained earnings do not exceed twenty percent of its capital stock. The Subsidiary met this requirement at December 31, 1998 and 1997.


NOTE 10. INCOME TAXES

         The Holding Company and subsidiary file consolidated income tax returns on a calendar year basis.

         The consolidated provision for income taxes for the years ended December 31, 1998, and 1997 are as follows:

                                                 1998                1997

                     Current                $   402,095          $  220,500
                     Deferred                       - -                 - -
                                            -----------          ----------
                                            $   402,095          $  220,500
                                            ===========          ==========
         The principal reasons for the difference in the effective tax rate and the federal statutory rate at December 31 are as follows:

                                                                  1998            1997
           Expected income tax at federal tax rate           $   211,144      $  108,595
           Increase (decrease) resulting from:
             Provision for loan losses not deductible
               for income tax purposes                            81,600          61,200
             Federal income tax expense                          136,712          74,970
             Depreciation                                        (11,890)        (12,865)
             Tax-exempt interest                                 (15,909)           (146)
             Capital loss carryforward                            (1,502)          1,502
             Contributions carryover                             (11,050)            - -
             Other, net                                           12,990         (12,756)
                                                             -----------       ---------

               Current income tax  provision                 $   402,095       $ 220,500
                                                             ===========       =========

                  1st FLOYD BANKSHARES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1998 and 1997


NOTE 10. INCOME TAXES (Continued)

         The following summarizes the source and expected tax consequences of future taxable deductions or future income, which comprise the deferred tax asset or the deferred tax liability. The asset is included in the line item "other assets" on the balance sheet. The liability is included in the line item "accrued interest and other liabilities" on the balance sheet.

                                                                        1998            1997
         Deferred tax asset (liability):

           Difference in recognition of unrealized gain or
             loss of investment securities                         $   (12,859)     $  (10,181)

           Difference between financial statement and
             tax bad debt deduction                                    193,592         111,992
                                                                   -----------      ----------
                                                                       180,733         101,811
             Less:  Reserve for difference between
               financial statement and tax bad debt deduction         (193,592)       (111,992)
                                                                   -----------      ----------

         Deferred tax asset (liability)                            $   (12,859)     $  (10,181)
                                                                   ===========      ==========

NOTE 11. EMPLOYEE BENEFIT PLAN

         The Company has a profit sharing plan covering all employees subject to certain minimum age and service requirements.
         Contributions to the plan are at the discretion of the Board of Directors.

         The Company's contributions were $76,000 and $25,000 for December 31, 1998 and 1997, respectively.

         As of January 1, 1998, the Bank amended its profit sharing plan to include a salary deferral 401(k) plan and allows employees to defer up to 15% of their salary with partially matching company contribution.

                  1st FLOYD BANKSHARES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1998 and 1997


NOTE 12. RETIREMENT AGREEMENT

         In August 1997, the Bank entered into a deferred compensation agreement with the former President and Chief Executive Officer. Under the terms of the agreement, the Bank will pay an annual salary of $65,000 through April 24, 1999, pay four annual payments of $25,000 beginning on April 25, 1999, and pay for certain insurance coverage until age 65. The agreement contains a covenant not to compete, covering Floyd County.


NOTE 13. STOCK OPTIONS

         Effective January 1, 1997 and October 1, 1997, the stockholders approved Inventive Stock Option Plans granting to key employees options to purchase Bank common stock over a five year period, at the fair market value at time of grant. The aggregate number of common shares of the Bank which may be granted under the plans are 60,000 shares and 35,000 shares, respectively.

         Activity regarding stock options is summarized as follows:

                                                                     Number of
                                                                      Shares
                                                                       1998
              Options granted:
                  Beginning of year                                    79,000
                  Additional granted                                   10,000
                                                                      -------
                  End of year                                          89,000
                                                                      =======
              Options exercised:
                  Beginning of year                                         0
                  Additional granted                                        0
                  Expired                                                   0
                                                                      -------
                  End of year                                               0
                                                                      =======
              Options outstanding at end of year                       89,000
                                                                      =======
         Option prices range from $10 to $13 per share.

                              APPENDIX A

                     AGREEMENT AND PLAN OF MERGER


          THIS AGREEMENT AND PLAN OF MERGER (the "Agreement") is made and entered into as of this 3rd day of June, 1999, by and between UNITED COMMUNITY BANKS, INC. ("United") and 1ST FLOYD BANKSHARES, INC. ("Floyd"), both Georgia corporations (said corporations are hereinafter collectively referred to as the "Constituent
Corporations").

                           R E C I T A L S:
                           - - - - - - - -

          WHEREAS, the authorized capital stock of United consists of 10,000,000 shares of Common Stock, $1.00 par value per share (the
"United Stock"), of which 7,395,605 shares are issued and outstanding;
and

          WHEREAS, the authorized capital stock of Floyd consists of 10,000,000 shares of Common Stock, $1.00 par value per share, of which 745,400 shares are issued and outstanding $1 par value per share, none of which is issued and outstanding ("Floyd Stock"); and

          WHEREAS, the respective Boards of Directors of the Constituent Corporations deem it advisable and in the best interests of each such corporation and its shareholders that Floyd merge with United, with United being the surviving corporation; and

          WHEREAS, the respective Boards of Directors of the Constituent Corporations, by resolutions duly adopted, have unanimously approved and adopted this Agreement, and the Board of Directors of Floyd, by resolution duly adopted, has directed that this Agreement be submitted to the shareholders of Floyd for their approval; and

          WHEREAS, United has agreed to issue shares of United Stock which shareholders of Floyd will be entitled to receive, according to the terms and conditions contained herein, on or after the Effective Date (as defined herein) of the merger provided for herein.

          NOW, THEREFORE, for and in consideration of the premises and the mutual agreements herein contained, and other good and valuable consideration, the receipt and adequacy of which as legally sufficient consideration are hereby acknowledged, the parties hereto have agreed and do hereby agree, as follows:

     1.   MERGER.
          ------

          Pursuant to and with the effects provided in the applicable provisions of Article 11 of the Georgia Business Corporation Code, as amended (Chapter 2 of Title 14 of the Official Code of Georgia), Floyd (hereinafter sometimes referred to as the "Merged Corporation") shall be merged with and into United (the "Merger"). United shall be the surviving corporation (the "Surviving Corporation") and shall continue under the name "United Community Banks, Inc.". On the Effective Date (as defined herein) of the Merger, the individual existence of the Merged Corporation shall cease and terminate.

     2.   ACTIONS TO BE TAKEN.
          --------------------

          The acts and things required to be done by the Georgia Business Corporation Code in order to make this Agreement effective, including the submission of this Agreement to the shareholders of the Merged Corporation and the filing of the Certificate of Merger relating hereto in the manner provided in said Code, shall be attended to and done by the proper officers of the Constituent Corporations with the assistance of counsel as soon as practicable.

     3.   EFFECTIVE DATE.
          --------------

          The Merger shall be effective upon the approval of this Agreement by the shareholders of the Merged Corporation and the filing of the Certificate of Merger relating hereto in the manner provided in the Georgia Business Corporation Code (the "Effective Date").

     4.   ARTICLES OF INCORPORATION AND BYLAWS OF THE SURVIVING CORPORATION.
          ------------------------------------------------------------------

          (a) The Articles of Incorporation of United, as heretofore amended, shall on the Effective Date be the Articles of Incorporation of the Surviving Corporation.

          (b) Until altered, amended or repealed, as therein provided, the Bylaws of United as in effect on the Effective Date shall be the Bylaws of the Surviving Corporation.

     5.   MANNER AND BASIS OF CONVERTING SHARES OF CAPITAL STOCK;
          -------------------------------------------------------
CAPITAL STRUCTURE OF THE SURVIVING CORPORATION.
-----------------------------------------------
          The manner and basis of converting the shares of capital stock of each of the Constituent Corporations into shares of the Surviving Corporation shall be as follows:

          (a) Upon the Effective Date each of the shares of Floyd Stock outstanding on the Effective Date shall be converted into fully paid and nonassessable shares of United Stock at the rate of 0.8477 shares of United Stock for each outstanding share of Floyd Stock. If either party should change the number of its outstanding shares as a result of a stock split, stock dividend, or similar recapitalization with respect to such shares prior to the Effective Date then the shares to be issued hereunder to holders of Floyd Stock shall be proportionately adjusted.

          (b) No scrip or fractional share certificates of United Stock shall be issued in connection with the Merger and an outstanding fractional share interest will not entitle the owner thereof to vote, to receive dividends or to have any of the rights of a shareholder with respect to such fractional interest. In lieu of any fractional interest, there shall be paid in cash an amount (computed to the nearest cent) equal to such fraction multiplied by $37.75.

          (c) As soon as practicable after the Effective Date, each holder as of the Effective Date of any of the shares of Floyd Stock, upon presentation and surrender of the certificates representing such shares to United, shall be entitled to receive in exchange therefor a certificate representing the number of shares of United Stock to which such shareholder shall be entitled according to the terms of this Agreement. Until such surrender, each such outstanding certificate which prior to the Effective Date represented Floyd Stock shall be deemed for all corporate purposes to evidence ownership of the number of shares of United Stock into which the same shall have been converted and the right to receive payment for fractional shares.

          (d) Upon the Effective Date, each share of United Stock issued and outstanding immediately prior to the Effective Date shall continue unchanged and shall continue to evidence a share of common stock of the Surviving Corporation.

     6.   TERMINATION OF SEPARATE EXISTENCE.
          ---------------------------------

          Upon the Effective Date, the separate existence of the Merged Corporation shall cease and the Surviving Corporation shall possess all of the rights, privileges, immunities, powers and franchises, as well of a public nature as of a private nature, of each of the Constituent Corporations; and all property, real, personal and mixed, and all debts due on whatever account, and all other choses in action, and all and every other interest of or belonging to or due to each of the Constituent Corporations shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed, and the title to any real estate or any interest therein, vested in either of the Constituent Corporations shall not revert or be in any way impaired by reason of the Merger. The Surviving Corporation shall thenceforth be responsible and liable for all the liabilities, obligations and penalties of each of the Constituent Corporations; and any claim existing or action or proceeding, civil or criminal, pending by or against either of said Constituent Corporations may be prosecuted as if the Merger had not taken place, or the Surviving Corporation may be substituted in its place, and any judgment rendered against either of the Constituent Corporations may thenceforth be enforced against the Surviving Corporation; and neither the rights of creditors nor any liens upon the property of either of the Constituent Corporations shall be impaired by the Merger.

     7.   FURTHER ASSIGNMENTS.
          -------------------

          If at any time the Surviving Corporation shall consider or be advised that any further assignments or assurances in law or any other things are necessary or desirable to vest in said corporation, according to the terms hereof, the title to any property or rights of the Merged Corporation, the proper officers and directors of the Merged Corporation shall and will execute and make all such proper assignments and assurances and do all things necessary and proper to vest title in such property or rights in the Surviving Corporation, and otherwise to carry out the purposes of this Agreement.

     8.   CONDITIONS PRECEDENT TO CONSUMMATION OF THE MERGER.
          ---------------------------------------------------

          This Agreement is subject to, and consummation of the Merger is conditioned upon, the fulfillment as of the Effective Date of each of the following conditions:

          (a) Approval of this Agreement by the affirmative vote of the holders of a majority of the outstanding voting shares of Floyd Stock; and

          (b) All the terms, covenants, agreements, obligations and conditions of the Agreement and Plan of Reorganization (the "Acquisition Agreement") of even date herewith by and between Floyd and United to be complied with, satisfied and performed on or prior to the Closing Date (as defined therein), shall have been complied with, satisfied and performed in all material respects unless accomplishment of such covenants, agreements, obligations and conditions has been waived by the party benefited thereby.

     9.   TERMINATION.
          ------------

          This Agreement may be terminated and the Merger abandoned in accordance with the terms of the Acquisition Agreement, at any time before or after adoption of this Agreement by the directors of either of the Constituent Corporations, notwithstanding favorable action on the Merger by the shareholders of the Merged Corporation, but not later than the issuance of the certificate of merger by the Secretary of State of Georgia with respect to the Merger in accordance with the provisions of the Georgia Business Corporation Code.

     10.  COUNTERPARTS; TITLE; HEADINGS.
          ------------------------------

          This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. The title of this Agreement and the headings herein set out are for the convenience of reference only and shall not be deemed a part of this Agreement.

     11.  AMENDMENTS; ADDITIONAL AGREEMENTS.
          ---------------------------------

          At any time before or after approval and adoption by the shareholders of Floyd, this Agreement may be modified, amended or supplemented by additional agreements, articles or certificates as may be determined in the judgment of the respective Boards of Directors of the Constituent Corporations to be necessary, desirable or expedient to further the purposes of this Agreement, to clarify the intention of the parties, to add to or modify the covenants, terms or conditions contained herein or to effectuate or facilitate any governmental approval of the Merger or this Agreement, or otherwise to effectuate or facilitate the consummation of the transactions contemplated hereby; provided, however, that no such modification, amendment or supplement shall reduce to any extent the consideration into which shares of Floyd Stock shall be converted in the Merger pursuant to
Section 5 hereof.

          IN WITNESS WHEREOF, the Constituent Corporations have each caused this Agreement to be executed on their respective behalfs and their respective corporate seals to be affixed hereto as of the day and year first above written.


                                   UNITED COMMUNITY BANKS, INC.

(CORPORATE SEAL)

                                   By: /s/Jimmy Tallent
ATTEST:                               Jimmy Tallent
                                      President

_______________________________
Secretary


                                   1ST FLOYD BANKSHARES, INC.

(CORPORATE SEAL)

                                   By: /s/Ronald J. Wallace
                                      Ronald J. Wallace
ATTEST:                               President

______________________________
Secretary

                              APPENDIX B

                  Georgia Dissenters' Rights Statutes


14-2-1301.  DEFINITIONS.

As used in this article, the term:

     (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (2) "Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

     (3) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (4) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

     (5) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

     (6) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

     (7) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (8) "Shareholder" means the record shareholder or the beneficial shareholder. (Code 1981, Section 14-2-1301, enacted by Ga. L. 1988, p. 1070, Section 1; Ga. L. 1993, p. 1231, Section 16.)

14-2-1302. RIGHT TO DISSENT.

     (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

                                  B-1

          (1) Consummation of a plan of merger to which the corporation is a party:

               (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or 14-2-1104 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

               (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

               (A) Alters or abolishes a preferential right of the shares;

               (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

               (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

               (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

               (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

               (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's rights.

     (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

          (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

          (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.
     (Code 1981, Section 14-2-1302, enacted by Ga. L. 1988, p. 1070, Section 1; Ga. L. 1989, p. 946, Section 58.)


14-2-1303.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

          A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders. (Code 1981, Section 14-2-1303, enacted by Ga. L. 1988, p. 1070, Section 1.)


14-2-1320. Notice of dissenters' rights.

     (a) If proposed corporate action creating dissenters' rights under Code Section 14-2-1302 is submitted to a vote at a shareholders'

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
meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     (b)  If corporate action creating dissenters' rights under Code
Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken. (Code 1981, Section 14-2-1320, enacted by Ga. L. 1988, p. 1070, Section 1; Ga. L. 1993, p. 1231,
Section 17.)


14-2-1321. NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Code Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

          (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article. (Code 1981, Section 14-2-1321, enacted by Ga. L. 1988, p. 1070, Section 1.)


14-2-1322. Dissenters' notice.

     (a) If proposed corporate action creating dissenters' rights under Code Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

     (b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;


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
          (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

          (4) Be accompanied by a copy of this article. (Code 1981, Section 14-2-1322, enacted by Ga. L. 1988, p. 1070, Section 1.)


14-2-1323.  DUTY TO DEMAND PAYMENT.

     (a) A record shareholder sent a dissenters' notice described in Code Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

     (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article. (Code 1981, Section 14-2-1323, enacted by Ga. L. 1988, p. 1070, Section 1.)


14-2-1324. SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action. (Code 1981, Section 14-2-1324, enacted by Ga. L. 1988, p. 1070, Section 1.)


14-2-1325. OFFER OF PAYMENT.

     (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.


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

     (b)  The offer of payment must be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3)  An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under Code Section 14-2-1327; and

          (5)  A copy of this article.

     (c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later. (Code 1981, Section 14-2-1325, enacted by Ga. L. 1988, p. 1070, Section 1;
Ga. L. 1989, p. 946, Section 59; Ga. L. 1993, p. 1231, Section 18.)


14-2-1326. FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1322 and repeat the payment demand procedure. (Code 1981, Section 14-2-1326, enacted by Ga. L. 1988, p. 1070, Section 1; Ga. L. 1990, p. 257, Section 20.)

14-2-1327. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR
OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

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

          (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

     (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

          (1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

          (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due. (Code 1981, Section 14-2-1327, enacted by Ga. L. 1988, p. 1070, Section 1; Ga. L. 1989, p. 946, Section 60; Ga. L. 1990, p. 257, Section 21; Ga. L. 1993,
     p. 1231, Section 19.)


14-2-1330.  COURT ACTION.

     (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or by publication, or in any other manner permitted by law.

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

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment. (Code 1981, Section 14-2-1330, enacted by Ga. L. 1988, p. 1070, Section 1; Ga. L. 1989, p. 946,
Section 61; Ga. L. 1993, p. 1231, Section 20.)


14-2-1331.  COURT COSTS AND COUNSEL FEES.

     (a)  The court in an appraisal proceeding commenced under Code
Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.


     (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable;

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

     (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited. (Code 1981, Section 14-2-1331, enacted by Ga. L. 1988, p. 1070, Section 1.)

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

14-2-1332.  LIMITATION OF ACTIONS.

          No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.
(Code 1981, Section 14-2-1332, enacted by Ga. L. 1988, p. 1070, Section 1.)



                                  B-9

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                              APPENDIX C

                Opinion of First Capital Group, L.L.C.


                      FIRST CAPITAL GROUP, L.L.C.
                INVESTMENT BANKERS & FINANCIAL ADVISORS


July 6, 1999

Board of Directors
1st Floyd Bankshares, Inc.
307 East 2nd Street
Rome, Georgia  30162-6005

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock of 1st Floyd Bankshares, Inc. ("1st Floyd"), of the consideration (the "Merger Consideration") to be received by such holders pursuant to the Agreement and Plan of Reorganization dated as of June 3, 1999 (the "Reorganization Agreement") and the Agreement and Plan of Merger dated as of June 3, 1999 (the "Plan of Merger"), incorporated by reference therein, which provides for the merger
(the "Merger") of 1st Floyd with and into United Community Banks,
Inc. ("United Community"). Pursuant to Section 5(a) of the Plan of Merger, subject to certain conditions, each shareholder of the outstanding common stock of 1st Floyd (the "1st Floyd Common Stock") has a right to receive .8477 shares of the common stock of United Community (the "United Community Common Stock") for each share of 1st Floyd Common Stock tendered. The terms and guidelines of the transaction are more fully set forth in the Reorganization Agreement and the Plan of Merger.

In connection with our opinion, we have: (i) analyzed certain internal financial statements and other financial and operating data concerning 1st Floyd prepared by the management of 1st Floyd; (ii) analyzed certain publicly available financial statements, both audited and unaudited, and other information of 1st Floyd and United Community, including those included in 1st Floyd's financial statements for the period ended December 31, 1998, United Community's Annual Reports for the three years ended December 31, 1998, United Community's Quarterly Reports for the periods ended June 30, 1998, September 30, 1998, and March 31, 1999, and 1st Floyd's financial statements for the quarters ended June 30, 1998, September 30, 1998, and March 31, 1999; (iii) analyzed certain financial projections of 1st Floyd prepared by the management of 1st Floyd; (iv) discussed the past and current operations and financial condition of 1st Floyd with senior executives of 1st Floyd; (v) reviewed the reported stock prices and trading activity for United Community Common Stock; (vi) compared the financial performance of United Community Common Stock and trading activity with that of certain other comparable publicly-traded companies and their securities; (vii) reviewed the financial terms, to the extent publicly available, of certain comparable precedent transactions; (viii) reviewed the Reorganization Agreement and the Plan of Merger; and (ix) performed such other analyses as deemed appropriate.

                                  C-1

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

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. We have not made an independent evaluation of the assets or liabilities of 1st Floyd, nor have we been furnished with any such appraisals. With respect to financial forecasts, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments or management of 1st Floyd as to the future financial performance of 1st Floyd. We have assumed such forecasts and projections will be realized in the amounts and at the times contemplated thereby. With respect to United Community, we relied solely upon publicly available data and we did not conduct discussions with the management of United Community regarding United Community's financial condition, performance and prospects. We did not conduct any independent evaluation or appraisal of the assets, liabilities or business prospects of United Community, we were not furnished with any evaluations or appraisals, and we did not review any individual credit files of United Community. We are not experts in the evaluation of loan portfolios for the purpose of assessing the adequacy of the allowance for losses with respect thereto and have assumed that such allowances for each of the companies are in the aggregate, adequate to cover such losses.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion.

Our opinion is limited to the fairness, from a financial point of view, to the holders of 1st Floyd Common Stock of the Merger Consideration to be received by the holders of the 1st Floyd Common Stock as stated in the Reorganization Agreement and Plan of Merger and does not address 1st Floyd's underlying business decision to undertake the Merger. Moreover, this letter, and the opinion expressed herein, does not constitute a recommendation to any shareholder as to any approval of the Merger or the Reorganization Agreement or the Plan of Merger. It is understood that this letter is for the information of the Board of Directors of 1st Floyd and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by 1st Floyd with the Securities and Exchange Commission with respect to the Merger.

Based on the foregoing and such other matters we have deemed relevant, we are of the opinion, as of the date hereof, that the Merger
Consideration is fair, from a financial point of view, to the holders of 1st Floyd Common Stock.

                                        Respectfully submitted,

                                        /s/ First Capital Group, L.L.C.


                                        FIRST CAPITAL GROUP, L.L.C.






                                  C-2

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


                                 PROXY

                      1ST FLOYD BANKSHARES, INC.
                             Rome, Georgia

         THIS PROXY IS SOLICITED BY FLOYD'S BOARD OF DIRECTORS


     When this Proxy is properly executed and returned, and not revoked, the shares of common stock it represents will be voted at the meeting in accordance with the choice specified below, and if no choice is specified, it will be voted for approval of the Agreement and Plan of Merger between United Community Banks, Inc. and 1st Floyd Bankshares, Inc., dated June 3, 1999.

     The undersigned shareholder of 1st Floyd Bankshares, Inc. hereby appoints Ronald J. Wallace or Tim Wallis, or either of them, with full power of substitution to each, the proxies of the undersigned to vote, as designated below, the shares of the undersigned at the special meeting of shareholders of 1st Floyd
Bankshares, Inc. to be held on August 26, 1999, and at any adjournments thereof;

     (a) PROPOSAL TO APPROVE THE MERGER AGREEMENT, providing for the merger of Floyd with and into United, pursuant to which each outstanding share of common stock of Floyd will be converted, subject to certain terms, conditions, and adjustments as described in the merger agreement, into .8477 shares of common stock of United, and instead of the issuance of fractional shares of United, United will pay cash in an amount equal to the fraction multiplied by $37.75.

     FOR    / /          AGAINST   / /            ABSTAIN    / /

     (b) IN ACCORDANCE WITH THEIR BEST JUDGMENT with respect to any other matters which may properly come before the meeting and any adjournment thereof.

Please date and sign this Proxy exactly as your name appears below:

                                         Dated:_______________ , 1999

[LABEL]                                   ___________________________
                                          ___________________________


NOTE: When signing as attorney, trustee, administrator, executor or guardian, please give your full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. In the case of joint tenants, each joint owner must sign.